QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors (the "Board").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 5, 2021

V. Prem Watsa Chairman and Chief Executive Officer	Jennifer Allen Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of reserves for incurred but not reported losses

As described in Notes 3, 4 and 8 to the consolidated financial statements, provision for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the Company establishes an appropriate reserve on its consolidated balance sheet to cover insured losses and related claims expenses for both reported and incurred but not reported (IBNR) losses as of each consolidated balance sheet date. Management determines the undiscounted reserves for IBNR losses based on assumptions that represent best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the consolidated balance sheet date but have not yet been reported. The Company's reserves for IBNR losses, net of reinsurance (IBNR reserves), as of December 31, 2020 were $13,471.7 million. Management has applied varying actuarial projection methodologies in the estimation of IBNR reserves, based on product line, type and extent of coverage. These methodologies require management to develop significant assumptions including: expected loss ratios, loss development patterns, claim frequencies and severities, exposure changes, expected reinsurance recoveries and trends.

The principal considerations for our determination that performing procedures relating to the estimation of IBNR reserves is a critical audit matter are (1) significant judgment required by management to determine the IBNR reserves; and (2) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of management's actuarial projection methodologies and significant assumptions including: expected loss ratios, loss development patterns, claims frequencies and severities, exposure changes, expected reinsurance recoveries and trends. In addition, our audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the Company's estimation of IBNR reserves, including controls over the selection of actuarial projection methodologies and the development of significant assumptions including: expected loss ratios, loss development patterns, claims frequencies and severities, exposure changes, expected reinsurance recoveries and trends. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the IBNR reserves by developing independent estimates and the remaining portion subjected to other procedures. Developing independent estimates involved: (i) selecting the actuarial projection methodologies; (ii) developing significant assumptions based on data provided by management; (iii) where there was limited historical data, consideration of market views and peer company benchmarking were used to further inform independent development of significant assumptions; and (iv) testing the completeness and accuracy of the data provided by management.

Valuation of private placement debt securities and private company preferred shares

As described in Notes 3 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as private placement debt securities measured at fair value of $858.3 million and private company preferred shares measured at fair value of $587.4 million as of December 31, 2020. Valuation of private placement debt securities and private company preferred shares use valuation techniques that depend on the type of investment. Management uses unobservable inputs, as there is little, if any, market activity in these instruments and no relevant observable inputs as at the measurement date. These securities are valued by management as follows: (i) private placement debt securities valued primarily using industry accepted discounted cash flow models that incorporate credit spreads of issuers as a significant unobservable input, and (ii) private company preferred shares valued primarily using discounted cash flow models that incorporate discount rates, long-term growth rates and revenue projections as significant unobservable inputs.

The principal considerations for our determination that performing procedures relating to the valuation of private placement debt securities and private company preferred shares is a critical audit matter are (1) significant judgment required by management in selecting the appropriate discounted cash flow models and determining the credit spreads, discount rates, long-term growth rates and revenue projections as significant unobservable inputs when developing the fair value of these investments; and (2) a high degree of auditor subjectivity and judgment in evaluating the audit evidence obtained relating to the valuation. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of private placement debt securities and private company preferred shares, including management review controls over the Company's selection and preparation of the discounted cash flow models and determination of significant unobservable inputs, including credit spreads, discount rates, long-term growth rates and revenue projections. These procedures also included, among others, for private placement debt securities, developing independent fair values to compare to those determined by management, and for private company preferred shares, evaluating the appropriateness of the cash flow model used and evaluating the reasonableness of the significant unobservable inputs, including discount rates, long-term growth rates and revenue projections. Professionals with specialized skill and knowledge were used, for private placement debt securities to develop independent fair values using industry-accepted valuation models and to assist in the evaluation of the Company's selection of the discounted cash flow model and determination of credit spreads as a significant unobservable input, and for private company preferred shares to assist in evaluating the appropriateness of the models used and the reasonableness of the significant unobservable inputs used in the models, including the discount rates, long-term growth rates and revenue projections. Evaluating the reasonableness of credit spreads as a significant unobservable input involved considering consistency with, as applicable: (i) current and past performance of the particular investment; (ii) relevant external market and industry data; and (iii) evidence obtained in other areas of the audit. Evaluating the reasonableness of discount rates and long-term growth rates as significant unobservable inputs involved considering the rates used for comparable companies and other company-specific information. Evaluating the reasonableness of revenue projections as significant unobservable inputs involved considering the underlying entity's historical financial performance and the current economic environment, considering external evidence and the degree of historical accuracy of management's assumptions and projections in achieving the forecasts, and considering other company-specific information of the underlying entity including benchmarking against peers and current market conditions. Further audit procedures included, among others, testing the completeness and accuracy of the underlying data used by management in the valuation process of the private placement debt securities and private company preferred shares.

Impairment assessment of Eurobank Ergasias Services & Holdings S.A. and Quess Corp Limited as investments in associates and joint ventures

As described in Notes 3, 4 and 6 to the consolidated financial statements, the market values of certain of the Company's investments in associates and joint ventures were $694.8 million lower than their carrying values as of December 31, 2020, of which Eurobank Ergasias Services & Holdings S.A. (Eurobank), an associate, and Quess Corp Limited (Quess), a joint venture, were $366.4 million and $192.1 million, respectively. This is considered an indicator of potential impairment. Impairment tests were performed by the Company using value in use (VIU) models to estimate the investments' recoverable amounts. The VIUs, based on multi-year free cash flow projections, exceeded the carrying values of the investments, resulting in no impairment. The VIU models are dependent on many assumptions. These assumptions, which are judgmental, are derived from a combination of management estimates, third party analysts' reports and market data. Significant judgments and assumptions are required to determine the discounted cash flows, including revenue projections for Quess, discount rates and long-term growth rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in associates and joint ventures for Eurobank and Quess is a critical audit matter are (1) significant judgment by management in developing the significant assumptions, including revenue projections, discount rates, and long-term growth rates; and (2) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management's significant assumptions. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment and management's preparation of discounted cash flow models including controls over the development of significant assumptions. These procedures also included, among others, testing management's process for determining the recoverable amount of each investment in associate or joint venture; evaluating the appropriateness of the models used; and evaluating the reasonableness of the significant assumptions including revenue projections, discount rates and long-term growth rates. Evaluating management's assumptions related to revenue projections for Quess involved considering the historical financial performance and the current economic environment, considering external evidence and the degree of historical accuracy of management's assumptions and projections in achieving forecasts, and considering other company-specific information including benchmarking against peers and current market conditions. Evaluating management's assumptions related to the long-term growth rates and discount rates involved considering the rates used for comparable companies and other company-specific information of the associate or joint venture. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models and the reasonableness of the significant assumptions for long-term growth rates and discount rates.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 5, 2021

We have served as the Company's auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2020 and December 31, 2019

	Notes	December 31, 2020	December 31, 2019
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $79.5; December 31, 2019 – $5.5)	3, 5, 27	1,252.2	975.5
Insurance contract receivables	10	5,816.1	5,435.0
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $751.9; December 31, 2019 – $664.8)	5, 27	13,197.8	10,021.3
Bonds (cost $14,916.1; December 31, 2019 – $15,353.9)	5	15,734.6	15,618.1
Preferred stocks (cost $268.3; December 31, 2019 – $241.3)	5	605.2	578.2
Common stocks (cost $4,635.5; December 31, 2019 – $4,158.2)	3, 5	4,599.1	4,246.6
Investments in associates (fair value $4,154.3; December 31, 2019 – $4,521.7)	3, 5, 6	4,381.8	4,360.2
Investment in associate held for sale (fair value $729.5; December 31, 2019 – nil)	5, 6	729.5	–
Derivatives and other invested assets (cost $944.4; December 31, 2019 – $1,168.7)	5, 7	812.4	759.1
Assets pledged for derivative obligations (cost $196.1; December 31, 2019 – $146.7)	5, 7	196.4	146.9
Fairfax India (and Fairfax Africa at December 31, 2019) cash, portfolio investments and associates (fair value $2,791.0; December 31, 2019 – $3,559.6)	5, 6, 23, 27	1,851.8	2,504.6

		42,108.6	38,235.0

Assets held for sale	23	–	2,785.6
Deferred premium acquisition costs	11	1,543.7	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $686.8; December 31, 2019 – $637.3)	8, 9	10,533.2	9,155.8
Deferred income tax assets	3, 18	713.9	375.9
Goodwill and intangible assets	12	6,229.1	6,194.1
Other assets	13	5,857.2	6,007.3

Total assets		74,054.0	70,508.5

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2020	December 31, 2019
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	4,996.1	4,814.1
Derivative obligations (including at the holding company – $22.8; December 31, 2019 – $0.3)	5, 7	189.4	205.9
Liabilities associated with assets held for sale	23	–	2,035.1
Deferred income tax liabilities	3, 18	356.4	–
Insurance contract payables	10	2,964.0	2,591.0
Insurance contract liabilities	8	39,206.8	35,722.6
Borrowings – holding company and insurance and reinsurance companies	15	6,614.0	5,156.9
Borrowings – non-insurance companies	15	2,200.0	2,075.7

Total liabilities		56,526.7	52,601.3

Equity	16
Common shareholders' equity		12,521.1	13,042.6
Preferred stock		1,335.5	1,335.5

Shareholders' equity attributable to shareholders of Fairfax		13,856.6	14,378.1
Non-controlling interests		3,670.7	3,529.1

Total equity		17,527.3	17,907.2

		74,054.0	70,508.5

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2020 and 2019

	Notes	2020	2019
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	19,125.9	17,511.2

Net premiums written	25	14,864.5	13,835.6

Gross premiums earned		17,898.8	16,611.0
Premiums ceded to reinsurers		(3,910.1)	(3,381.3)

Net premiums earned	25	13,988.7	13,229.7
Interest and dividends	5	769.2	880.2
Share of profit (loss) of associates	6	(112.8)	169.6
Net gains on investments	5	313.1	1,716.2
Gain on deconsolidation of insurance subsidiary	23	117.1	–
Other revenue	25	4,719.6	5,537.1

		19,794.9	21,532.8

Expenses
Losses on claims, gross	8	12,234.8	11,758.9
Losses on claims, ceded to reinsurers	9	(2,910.3)	(3,070.8)

Losses on claims, net	26	9,324.5	8,688.1
Operating expenses	26	2,536.5	2,476.3
Commissions, net	9	2,355.0	2,206.8
Interest expense	15	475.9	472.0
Other expenses	25, 26	4,858.9	5,456.9

		19,550.8	19,300.1

Earnings before income taxes		244.1	2,232.7
Provision for income taxes	18	206.7	261.5

Net earnings		37.4	1,971.2

Attributable to:
Shareholders of Fairfax		218.4	2,004.1
Non-controlling interests	16	(181.0)	(32.9)

		37.4	1,971.2

Net earnings per share	17	$6.59	$72.80
Net earnings per diluted share	17	$6.29	$69.79
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	26,447	26,901

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2020 and 2019

	Notes	2020	2019
		(US$ millions)
Net earnings		37.4	1,971.2

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		(139.7)	101.4
Losses on hedge of net investment in Canadian subsidiaries	7	(38.0)	(105.6)
Losses on hedge of net investment in European operations	7	(75.8)	(35.3)
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	6	67.4	(37.7)

		(186.1)	(77.2)
Net unrealized foreign currency translation losses reclassified to net earnings	23	188.7	–

		2.6	(77.2)

Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	21	(67.5)	(69.3)
Share of net losses on defined benefit plans of associates	6	(51.1)	(41.3)

		(118.6)	(110.6)

Other comprehensive loss, net of income taxes		(116.0)	(187.8)

Comprehensive income (loss)		(78.6)	1,783.4

Attributable to:
Shareholders of Fairfax		103.0	1,857.7
Non-controlling interests		(181.6)	(74.3)

		(78.6)	1,783.4

	2020	2019
	(US$ millions)
Income tax (expense) recovery included in other comprehensive loss
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	10.8	(4.3)
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	(10.0)	(7.3)

	0.8	(11.6)
Net unrealized foreign currency translation losses reclassified to net earnings	0.1	–

	0.9	(11.6)
Income tax on items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	20.8	29.8
Share of net losses on defined benefit plans of associates	5.3	6.5

	26.1	36.3

Total income tax recovery included in other comprehensive loss	27.0	24.7

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2020 and 2019
(US$ millions)

	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)(2)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net earnings (loss) for the year	–	–	–	218.4	–	218.4	–	218.4	(181.0)	37.4
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	(117.2)	(117.2)	–	(117.2)	(22.5)	(139.7)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(38.0)	(38.0)	–	(38.0)	–	(38.0)
Losses on hedge of net investment in European operations	–	–	–	–	(75.8)	(75.8)	–	(75.8)	–	(75.8)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	–	–	–	–	38.8	38.8	–	38.8	28.6	67.4
Net unrealized foreign currency translation losses reclassified to net earnings	–	–	–	–	188.7	188.7	–	188.7	–	188.7
Net losses on defined benefit plans	–	–	–	–	(66.0)	(66.0)	–	(66.0)	(1.5)	(67.5)
Share of net losses on defined benefit plans of associates	–	–	–	–	(45.9)	(45.9)	–	(45.9)	(5.2)	(51.1)
Issuances for share-based payments	–	56.7	(66.5)	–	–	(9.8)	–	(9.8)	(2.2)	(12.0)
Purchases and amortization for share-based payments (note 16)	–	(137.9)	84.3	–	–	(53.6)	–	(53.6)	5.5	(48.1)
Purchases for cancellation (note 16)	(85.2)	–	–	(15.7)	–	(100.9)	–	(100.9)	–	(100.9)
Common share dividends (note 16)	–	–	–	(275.7)	–	(275.7)	–	(275.7)	(165.6)	(441.3)
Preferred share dividends (note 16)	–	–	–	(44.0)	–	(44.0)	–	(44.0)	–	(44.0)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	92.9	92.9
Deconsolidation of subsidiaries (note 23)	–	9.5	(10.9)	(53.2)	28.0	(26.6)	–	(26.6)	282.3	255.7
Other net changes in capitalization (note 16)	–	–	2.5	(116.5)	0.1	(113.9)	–	(113.9)	110.3	(3.6)

Balance as of December 31, 2020	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3

Balance as of January 1, 2019	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings (loss) for the year	–	–	–	2,004.1	–	2,004.1	–	2,004.1	(32.9)	1,971.2
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	118.3	118.3	–	118.3	(16.9)	101.4
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(105.6)	(105.6)	–	(105.6)	–	(105.6)
Losses on hedge of net investment in European operations	–	–	–	–	(35.3)	(35.3)	–	(35.3)	–	(35.3)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(17.6)	(17.6)	–	(17.6)	(20.1)	(37.7)
Net gains (losses) on defined benefit plans	–	–	–	–	(69.4)	(69.4)	–	(69.4)	0.1	(69.3)
Share of net losses on defined benefit plans of associates	–	–	–	–	(36.8)	(36.8)	–	(36.8)	(4.5)	(41.3)
Issuances for share-based payments	–	30.8	(35.6)	–	–	(4.8)	–	(4.8)	(0.3)	(5.1)
Purchases and amortization for share-based payments (note 16)	–	(104.4)	80.1	–	–	(24.3)	–	(24.3)	5.3	(19.0)
Purchases for cancellation (note 16)	(61.8)	–	–	(56.2)	–	(118.0)	–	(118.0)	–	(118.0)
Common share dividends (note 16)	–	–	–	(278.0)	–	(278.0)	–	(278.0)	(175.8)	(453.8)
Preferred share dividends (note 16)	–	–	–	(45.8)	–	(45.8)	–	(45.8)	–	(45.8)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	121.7	121.7
Deconsolidation of subsidiary (note 23)	–	–	–	–	–	–	–	–	(466.2)	(466.2)
Other net changes in capitalization (note 16)	–	–	(14.4)	(109.1)	–	(123.5)	–	(123.5)	(131.7)	(255.2)

Balance as of December 31, 2019	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2

(1)
Includes multiple voting shares with a carrying value of $3.8 at January 1, 2019, December 31, 2019 and December 31, 2020.

(2)
Accumulated other comprehensive loss at December 31, 2019 of $711.7 included European Run-off's loss of $127.5 related primarily to net unrealized foreign currency translation losses (note 23).

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2020 and 2019

	Notes	2020	2019
		(US$ millions)
Operating activities
Net earnings		37.4	1,971.2
Depreciation, amortization and impairment charges	26	752.1	650.8
Net bond discount amortization		(11.5)	(116.3)
Amortization of share-based payment awards		84.3	80.1
Share of (profit) loss of associates	6	112.8	(169.6)
Net deferred income taxes	18	57.9	83.8
Net gains on investments	5	(297.9)	(1,691.0)
Gain on deconsolidation of insurance subsidiary	23	(117.1)	–
Loss on repurchase of borrowings	15	–	23.7
Net increase in fair value of investment property		(15.2)	(25.2)
Net purchases of securities classified at FVTPL	27	(2,336.2)	(366.7)
Changes in operating assets and liabilities	27	1,873.2	914.6

Cash provided by operating activities		139.8	1,355.4

Investing activities
Sales of investments in associates	6	139.8	323.8
Purchases of investments in associates	6	(29.8)	(772.1)
Net purchases of premises and equipment and intangible assets		(273.3)	(319.6)
Net purchases of investment property		(7.8)	(184.4)
Purchases of subsidiaries, net of cash acquired	23	–	(210.1)
Proceeds from sale of insurance subsidiary, net of cash divested	23	221.7	–
Cash divested on deconsolidation of non-insurance subsidiary	23	(97.4)	(41.6)

Cash used in investing activities		(46.8)	(1,204.0)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		645.0	456.5
Repayments		(0.3)	(326.7)
Net borrowings on insurance and reinsurance companies' revolving credit facilities		690.0	132.1
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		107.8	302.7
Repayments		(82.5)	(308.5)
Net borrowings (repayments) on revolving credit facilities and short term loans		60.5	(16.9)
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	3	(61.9)	(59.9)
Principal payments on lease liabilities – non-insurance companies	3	(164.6)	(166.1)
Subordinate voting shares:	16
Purchases for treasury		(137.9)	(104.4)
Purchases for cancellation		(100.9)	(118.0)
Common share dividends	16	(275.7)	(278.0)
Preferred share dividends	16	(44.0)	(45.8)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	218.2	44.7
Purchases of non-controlling interests	23	(251.2)	(151.4)
Dividends paid to non-controlling interests	16	(165.6)	(197.7)

Cash provided by (used in) financing activities		436.9	(837.4)

Increase (decrease) in cash and cash equivalents		529.9	(686.0)
Cash and cash equivalents – beginning of year		3,863.3	4,536.9
Foreign currency translation		73.9	12.4

Cash and cash equivalents – end of year	27	4,467.1	3,863.3

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	47
2.	Basis of Presentation	47
3.	Summary of Significant Accounting Policies	47
4.	Critical Accounting Estimates and Judgments	61
5.	Cash and Investments	63
6.	Investments in Associates	72
7.	Derivatives	78
8.	Insurance Contract Liabilities	81
9.	Reinsurance	85
10.	Insurance Contract Receivables and Payables	86
11.	Deferred Premium Acquisition Costs	87
12.	Goodwill and Intangible Assets	88
13.	Other Assets	90
14.	Accounts Payable and Accrued Liabilities	91
15.	Borrowings	92
16.	Total Equity	95
17.	Earnings per Share	99
18.	Income Taxes	100
19.	Statutory Requirements	103
20.	Contingencies and Commitments	104
21.	Pensions and Post Retirement Benefits	105
22.	Leases	106
23.	Acquisitions and Divestitures	107
24.	Financial Risk Management	110
25.	Segmented Information	129
26.	Expenses	137
27.	Supplementary Cash Flow Information	138
28.	Related Party Transactions	139
29.	Subsidiaries	141

Notes to Consolidated Financial Statements
for the years ended December 31, 2020 and 2019
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2020 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value, and non-current assets and disposal groups held for sale that have been measured at the lower of carrying value and fair value less costs to sell.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, investment in associate held for sale, assets held for sale, deferred premium acquisition costs, derivative obligations, liabilities associated with assets held for sale and insurance contract payables. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 5, 2021.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired, which is typically the acquisition date. The operating results of subsidiaries that are divested during the year are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2020 and 2019 based on individual holding companies' and subsidiaries' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant operating subsidiaries are identified in note 29.

Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest's share of changes in the subsidiary's net earnings (loss) and capital. Effects of transactions with non-controlling interests are recorded in common shareholders' equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in operating expenses or other expenses in the consolidated statement of earnings as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit inclusive of its allocated goodwill to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names and Lloyd's participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company's other investments in equity instruments. See "Determination of fair value" under the heading of "Investments" in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate's fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Investments in joint ventures

Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture's relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income (loss) and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.

Consolidated statement of cash flows

The company's consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India (and Fairfax Africa at December 31, 2019) cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.

Classification – Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company's business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company's short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company's business model of maximizing total investment return on a fair value basis.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument's net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked ("CPI-linked") and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets (and as a component of Fairfax Africa's portfolio investments at December 31, 2019). The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs that require management to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporate market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currency of some of the company's subsidiaries (principally in Canada, the United Kingdom, India and other parts of Asia) differ from the consolidated group's U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.

Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related subsidiary or associate, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders' equity.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Broker commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Those reserves include amounts for loss adjustment expenses, such as the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the current period consolidated statement of earnings in losses on claims, gross, and in losses on claims, ceded to reinsurers, as applicable. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR losses on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claims trends, severities and frequencies, exposure growth and other factors are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of number of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims affecting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjuster's estimate or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and with due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries and at the corporate level by the company's Chief Actuary. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external actuaries who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims, ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net, in the consolidated statement of earnings. Unearned premiums are reported on the consolidated balance sheet before reduction for premiums ceded to reinsurers. Reinsurers' portion of unearned premiums is included in recoverable from reinsurers on the consolidated balance sheet together with estimates of reinsurers' share of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may affect the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in operating expenses in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to or from the reinsurer. Contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable for reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Effective for tax years beginning after December 31, 2017, the United States enacted the base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates, and a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI"). The company recognizes charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and does not include their impacts in measuring its deferred income tax assets and liabilities.

The consolidated balance sheet at December 31, 2020 presents separately the company's deferred income tax assets and deferred income tax liabilities. In prior years the consolidated balance sheet presented deferred income tax assets net of deferred income tax liabilities as deferred income tax liabilities were not considered material for separate presentation. Accordingly, comparatives have not been restated.

Assets held for sale, liabilities associated with assets held for sale and investment in associate held for sale

Non-current assets, disposal groups and investments in associates are classified as held for sale if their carrying amount will be recovered through sale rather than through continuing use. A disposal group consists of assets to be transferred as a group, liabilities directly related to those assets and any goodwill acquired in a business combination allocated to the disposal group if the disposal group is a cash-generating unit. Classification as held for sale requires that management be committed to the sale, the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and the sale is expected to be completed within one year from the date of classification.

Non-current assets, disposal groups and investments in associates classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

When a sale is expected to result in loss of control of a subsidiary, all of the subsidiary's assets and liabilities are classified as held for sale even if the company will retain an interest in its former subsidiary after the sale.

When an individual investment in associate or a portion thereof is to be sold, the portion to be sold is classified as held for sale. The equity method of accounting is no longer applied to the portion to be sold, and continues to be applied to the retained portion if there is significant influence.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.

Other assets

Other assets primarily consist of premises and equipment, right-of-use assets associated with leases, inventories, sales receivables and finance lease receivables of the non-insurance companies, prepaid expenses, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life. In the consolidated statement of earnings depreciation expense is charged to operating expenses by the insurance and reinsurance companies, and to other expenses by the non-insurance companies.

Other revenue

Other revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities primarily consist of leases liabilities, trade payables of the non-insurance companies, accrued amounts for salaries and employee benefits, deferred revenue of the non-insurance companies, pension and post retirement liabilities, amounts withheld and accrued taxes, income taxes payable, accrued interest expense, legal fees, and other administrative costs. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment recognized in other expenses in the consolidated statement of earnings.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to fifteen years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans and supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. These contributions are charged to operating expenses by the insurance and reinsurance companies and to other expenses by the non-insurance companies in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss). Remeasurements are not recycled to the consolidated statement of earnings and are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Leases

Lessees – The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company's incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.

Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset's useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.

Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors – The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.

Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included in other assets on the consolidated balance sheet. Interest revenue earned on finance lease receivables is included in other revenue in the consolidated statement of earnings.

Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

New accounting pronouncements adopted in 2020

COVID-19-related Rent Concessions (Amendment to IFRS 16)

The amendment to IFRS 16 Leases provides an optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16. Early adoption of the amendment on April 1, 2020 in accordance with the applicable transition provisions did not have a significant impact on the company's consolidated financial statements.

Conceptual Framework for Financial Reporting ("Conceptual Framework")

The revised Conceptual Framework includes revised definitions of an asset and a liability, and new guidance on measurement, derecognition, presentation and disclosure. It does not constitute an accounting pronouncement and did not result in any immediate change to IFRS, and will be used by the IASB and IFRS Interpretations Committee in setting future standards. Adoption of the revised Conceptual Framework on January 1, 2020 did not have an impact on the company's consolidated financial statements. The revised Conceptual Framework will apply when the company has to develop an accounting policy for an issue not addressed by IFRS.

Definition of a Business (Amendments to IFRS 3)

The amendments to IFRS 3 Business Combinations narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

The amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarify the definition of "material". Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7

The amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures modify specific hedge accounting requirements so that those requirements are applied assuming that a hedge is not altered when an interest rate benchmark such as LIBOR is replaced with an alternative reference rate. Adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2020. The company does not expect to adopt them in advance of their effective dates.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. The company's adoption of IFRS 17 continues to focus on implementing information technology systems to conduct a parallel run in 2022. The company is currently evaluating the impact that IFRS 17 will have on its consolidated financial statements.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On August 27, 2020 the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases to address financial statement impacts and practical expedients when an existing interest rate benchmark such as LIBOR is replaced with an alternative reference rate. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively without restatement of prior periods. The amendments are not expected to have a significant impact on the company's consolidated financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020 the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the types of costs an entity includes in determining the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts for which the entity has not yet fulfilled all its obligations at the time of adoption. Comparatives are not restated and instead the cumulative effect of applying the amendments is recognized as an adjustment to opening equity at the date of initial application. The amendments are not expected to have a significant impact on the company's consolidated financial statements.

Reference to the Conceptual Framework (Amendments to IFRS 3)

On May 14, 2020 the IASB issued amendments to IFRS 3 Business Combinations to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the current Conceptual Framework for Financial Reporting that was issued in March 2018. The amendments also add an exception to the recognition principle of IFRS 3 for liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies and further clarify that an acquirer does not recognize contingent assets acquired in a business combination. The amendments are applied prospectively to all business combinations on or after January 1, 2022 and are not expected to have a significant impact on the company's consolidated financial statements.

Annual Improvements to IFRS Standards 2018 – 2020

On May 14, 2020 the IASB issued amendments to certain IFRS Standards as a result of its annual improvements project, which included an amendment to IFRS 9 Financial Instruments to clarify which fees are considered when assessing whether to derecognize a financial liability and an amendment to an illustrative example accompanying IFRS 16 Leases to clarify the treatment of lease incentives. The amendment to IFRS 9 is applied prospectively on or after January 1, 2022 and is not expected to have a significant impact on the company's consolidated financial statements. Immediate adoption of the amendment to IFRS 16 did not have a significant impact on the company's consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements ("IAS 1") to clarify the criteria for classifying a liability as non-current which was to be applied retrospectively on or after January 1, 2022. On July 15, 2020 the IASB deferred the effective date of those amendments by one year to annual periods beginning on or after January 1, 2023. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.

Comparatives

Classification of investment – At December 31, 2019 the company had accounted for its 30.5% equity interest in Eurobank Ergasias Services & Holdings S.A. ("Eurobank"), a financial services provider in Greece listed on the Athens Stock Exchange, as a common stock at fair value through profit and loss on the consolidated balance sheet, with an additional 1.9% equity interest included in assets held for sale. Classification as a common stock was principally due to having judged the Hellenic Financial Stability Fund, a Greek regulatory entity with a minority shareholding in Eurobank, as holding certain veto rights that precluded the company from exercising significant influence from December 19, 2019 when regulatory restrictions on the company's voting rights in Eurobank were removed.

During the first quarter of 2020 the company concluded that it obtained significant influence over Eurobank on December 19, 2019 upon becoming able to exercise its full voting rights and corrected its accounting by revising the comparatives to apply the equity method of accounting to its investment in Eurobank for the last thirteen days of its fiscal year ended December 31, 2019. As the previously reported carrying value of Eurobank at December 31, 2019 of $1,164.4 was not significantly different from that which would have been reported under the equity method of accounting, the company reclassified its investment in Eurobank from holding company cash and investments of $123.4 and common stocks of $1,041.0 to investments in associates on the consolidated balance sheet at December 31, 2019. Accordingly, comparatives at December 31, 2019 in the notes to these consolidated financial statements reflect that reclassification.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: determination of fair value for financial instruments in note 5; carrying value of associates in note 6; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The broad effects of the COVID-19 pandemic on the company are described in note 24 and the effects on the company's development of critical estimates during 2020 are described below.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as of each balance sheet date. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance contracts" section of note 3 and the "Underwriting Risk" section of note 24, and the historic development of the company's insurance liabilities are presented in note 8.

Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy

Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. While the company's valuation techniques for Level 3 financial instruments remained unchanged during 2020, the development of unobservable inputs included added estimation uncertainty due to the global economic disruption caused by the ongoing COVID-19 pandemic. Estimates of the amount and timing of future cash flows, discount rates, growth rates and other inputs incorporated into fair value measurements of Level 3 financial instruments are inherently more difficult to determine due to the unpredictable duration and impacts of the COVID-19 pandemic, including further actions that may be taken by governments to contain it and the timing of the re-opening of the economy in various parts of the world. The company has assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions have been incorporated into the company's valuations of Level 3 financial instruments primarily through wider credit spreads and higher discount rates, as applicable, compared to those applied at December 31, 2019. See note 5 for details of the company's Level 3 financial instruments. Additional volatility in the fair values of Level 3 financial instruments may arise in future periods if actual results differ materially from the company's estimates.

Determination of recoverable amounts of investments in associates and joint ventures

Investments in associates and joint ventures are assessed for impairment by comparing the carrying value of an associate or joint venture to its recoverable amount. The company typically uses discounted cash flows to estimate the recoverable amount of an associate or joint venture that requires a value-in-use model. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates, working capital requirements, annual capital expenditures and cash taxes payable. As described in the preceding section, those assumptions were inherently more difficult to determine due to the unpredictable duration and impacts of the COVID-19 pandemic. The company assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions were incorporated into the company's discounted cash flows used to determine recoverable amounts primarily through higher discount rates compared to those applied at December 31, 2019. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of investments in associates and joint ventures, including any impairment losses recorded in the consolidated statement of earnings, are presented in note 6. Additional volatility in the recoverable amounts of investments in associates and joint ventures may arise in future periods if actual results differ materially from the company's estimates.

Impairment assessments of goodwill and indefinite-lived intangible assets

Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit ("CGU") or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches are used when applicable. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, premiums, investment returns, revenues and expenses, and (ii) for indefinite-lived intangible assets, premiums, revenues and royalty rates. The company assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions were incorporated into the company's discounted cash flows used to determine recoverable amounts primarily through higher discount rates compared to those applied at December 31, 2019. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12. Additional volatility in the recoverable amounts of goodwill and indefinite-lived intangible assets may arise in future periods if actual results differ materially from the company's estimates.

Determination of significant influence, joint control and control

The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company's proportion of the investee's voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company's investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 23 and subsidiaries are presented in note 29. During 2020 the company exercised judgment in determining its loss of control of Fairfax Africa, and its joint control of RiverStone Barbados, as described in note 23.

Business combinations

Accounting for business combinations requires estimates of fair value for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including third party valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill or gain on bargain purchase recognized. The company has up to one year from the acquisition date to finalize its determination of fair values for a business combination if needed. Details of business combinations are presented in note 23.

Recoverability of deferred income tax assets

Management exercises judgment in assessing recent and expected profitability of operating companies and their ability to realize recorded income tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

5.    Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates, investment in associate held for sale and other invested assets.

	December 31, 2020	December 31, 2019
Holding company
Cash and cash equivalents(1)	280.0	183.9
Short term investments	159.2	128.3
Bonds	457.2	395.9
Preferred stocks	4.7	4.7
Common stocks(2)	123.7	173.5
Derivatives (note 7)	147.9	83.7

	1,172.7	970.0

Assets pledged for derivative obligations:
Short term investments	79.5	2.8
Bonds	–	2.7

	79.5	5.5

Holding company cash and investments as presented on the consolidated balance sheet	1,252.2	975.5
Derivative obligations (note 7)	(22.8)	(0.3)

	1,229.4	975.2

Portfolio investments
Cash and cash equivalents(1)	4,886.5	3,954.5
Short term investments	8,311.3	6,066.8
Bonds	15,734.6	15,618.1
Preferred stocks	605.2	578.2
Common stocks(2)	4,599.1	4,246.6
Investments in associates (note 6)	4,381.8	4,360.2
Investment in associate held for sale (note 6)	729.5	–
Derivatives (note 7)	234.8	202.7
Other invested assets(3)	577.6	556.4

	40,060.4	35,583.5

Assets pledged for derivative obligations:
Short term investments	113.9	72.4
Bonds	82.5	74.5

	196.4	146.9

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	90.2	104.7
Bonds	21.0	124.1
Common stocks	412.3	359.7
Investments in associates (note 6)	1,328.3	1,391.3

	1,851.8	1,979.8

Fairfax Africa cash, portfolio investments and associates:(4)
Cash and cash equivalents(1)	–	86.2
Short term investments	–	104.0
Bonds	–	100.1
Investments in associates (note 6)	–	232.9
Derivatives (note 7)	–	1.6

	–	524.8

Portfolio investments as presented on the consolidated balance sheet	42,108.6	38,235.0
Derivative obligations (note 7)	(166.6)	(205.6)

	41,942.0	38,029.4

Total investments, net of derivative obligations	43,171.4	39,004.6

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2020 of $789.6 (December 31, 2019 – $691.5). See note 27.

(2)
Includes aggregate investments in limited partnerships with a carrying value at December 31, 2020 of $1,935.9 (December 31, 2019 – $2,056.8).

(3)
Comprised primarily of investment property.

(4)
The company deconsolidated Fairfax Africa on December 8, 2020 pursuant to the transaction described in note 23.

Restricted cash and cash equivalents at December 31, 2020 of $789.6 (December 31, 2019 – $691.5) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. At December 31, 2019 European Run-off's restricted cash and cash equivalents of $58.2 were included in assets held for sale on the consolidated balance sheet. Refer to note 27 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2020	December 31, 2019
Regulatory deposits(1)	4,781.0	4,667.4
Security for reinsurance and other(1)	1,245.7	1,106.7

	6,026.7	5,774.1

(1)
Excludes European Run-off's regulatory deposits of $71.7 and security for reinsurance and other of $65.5 at December 31, 2019 that were included in assets held for sale on the consolidated balance sheet (note 23).

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2020 bonds containing call, put and both call and put features represented $7,155.0, $1.3 and $1,075.8 respectively (December 31, 2019 – $3,415.4, $2.6 and $952.7) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5) that economically hedge the company's exposure to interest rate risk as described in note 7. The decrease in the company's holdings of bonds due in 1 year or less was primarily due to net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for proceeds of $2,521.5 and $626.0 and the deconsolidation of bonds held by Fairfax Africa (note 23). The proceeds from those sales were primarily re-invested into $2,071.9 of short to mid-dated high quality corporate bonds, which increased the company's holdings of bonds due after 1 year through 5 years, and into U.S. treasury, Canadian provincial and Canadian government short-term investments. The decrease in the company's holdings of bonds due after 10 years was primarily due to net sales of India government bonds.

	December 31, 2020		December 31, 2019
	Amortized cost(1)	Fair value(1)	Amortized cost(2)	Fair value(2)
Due in 1 year or less	4,968.1	4,935.3	8,158.1	8,206.3
Due after 1 year through 5 years	9,378.4	10,096.9	5,872.8	5,980.8
Due after 5 years through 10 years	654.2	718.5	1,227.6	1,242.3
Due after 10 years	419.2	544.6	784.9	886.0

	15,419.9	16,295.3	16,043.4	16,315.4

Pre-tax effective interest rate		3.2%		3.6%

(1)
Includes bonds held by the holding company and Fairfax India. On December 8, 2020 Fairfax Africa was deconsolidated pursuant to the transaction described in note 23.

(2)
Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2020				December 31, 2019
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	5,256.7	–	–	5,256.7	4,329.3	–	–	4,329.3

Short term investments:
Canadian government	638.1	–	–	638.1	373.9	–	–	373.9
Canadian provincials	1,002.9	–	–	1,002.9	755.3	–	–	755.3
U.S. treasury	6,343.3	–	–	6,343.3	3,154.4	–	–	3,154.4
Other government	266.7	234.9	–	501.6	220.6	155.2	–	375.8
Corporate and other	–	178.0	–	178.0	–	1,714.9	–	1,714.9

	8,251.0	412.9	–	8,663.9	4,504.2	1,870.1	–	6,374.3

Bonds:
Canadian government	–	16.5	–	16.5	–	664.4	–	664.4
Canadian provincials	–	49.9	–	49.9	–	2.9	–	2.9
U.S. treasury	–	3,058.4	–	3,058.4	–	5,610.8	–	5,610.8
U.S. states and municipalities	–	378.2	–	378.2	–	216.5	–	216.5
Other government	–	944.0	–	944.0	–	1,656.0	–	1,656.0
Corporate and other(2)	–	10,074.1	1,774.2	11,848.3	–	6,744.7	1,420.1	8,164.8

	–	14,521.1	1,774.2	16,295.3	–	14,895.3	1,420.1	16,315.4

Preferred stocks:
Canadian	–	12.2	93.0	105.2	–	8.4	82.5	90.9
U.S.	–	–	17.0	17.0	–	–	5.0	5.0
Other(3)	10.3	–	477.4	487.7	5.3	–	481.7	487.0

	10.3	12.2	587.4	609.9	5.3	8.4	569.2	582.9

Common stocks:
Canadian	802.5	108.7	181.5	1,092.7	577.9	103.7	114.8	796.4
U.S.	485.1	32.0	998.8	1,515.9	360.6	33.2	1,029.3	1,423.1
Other(4)	1,250.8	338.4	937.3	2,526.5	1,125.1	397.8	1,037.4	2,560.3

	2,538.4	479.1	2,117.6	5,135.1	2,063.6	534.7	2,181.5	4,779.8

Derivatives and other invested assets	–	237.4	722.9	960.3	–	80.1	764.3	844.4

Derivative obligations (note 7)	–	(164.1)	(25.3)	(189.4)	–	(205.9)	–	(205.9)

Holding company cash and investments and portfolio investments measured at fair value	16,056.4	15,498.6	5,176.8	36,731.8	10,902.4	17,182.7	4,935.1	33,020.2

	43.7%	42.2%	14.1%	100.0%	33.0%	52.0%	15.0%	100.0%

Investments in associates (note 6)(4)(5)	3,073.8	17.7	4,059.8	7,151.3	3,147.3	19.4	4,034.2	7,200.9

(1)
Includes restricted cash and cash equivalents of $789.6 at December 31, 2020 (December 31, 2019 – $691.5). See note 27.

(2)
Included in Level 3 are the company's investments in mortgage loans at December 31, 2020 of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada.

(3)
Primarily comprised of the company's investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a Level 1 common stock as described in note 3.

(5)
The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of RiverStone Barbados which is held for sale at December 31, 2020 pursuant to the transaction described in note 23.

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2020 and 2019 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2020
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares	Private equity funds(1)	Total
Balance – January 1	1,846.7	1,420.1	764.3	569.2	205.6	129.2	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	155.9	99.3	(100.4)	(3.0)	27.4	(1.0)	178.2
Purchases	198.1	1,012.8	44.2	20.7	14.3	–	1,290.1
Transfer out of category due to change in accounting treatment(2)	–	(149.3)	–	–	–	–	(149.3)
Sales and distributions	(392.8)	(474.6)	–	(0.1)	(8.0)	(18.8)	(894.3)
Transfer out of category	(44.4)	–	–	–	–	–	(44.4)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	3.4	12.5	(0.6)	0.6	0.6	1.4	17.9
Deconsolidation of non-insurance subsidiary (note 23)	–	(146.6)	(9.9)	–	–	–	(156.5)

Balance – December 31	1,766.9	1,774.2	697.6	587.4	239.9	110.8	5,176.8

	2019
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares		Common shares	Private equity funds(1)	Total
Balance – January 1	1,810.7	1,992.9	476.7	255.7		668.0	170.0	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	136.0	(159.8)	195.9	374.3		132.0	29.9	708.3
Purchases	196.6	424.5	195.3	49.0		25.5	–	890.9
Sales and distributions	(251.9)	(806.6)	(109.2)	(108.7)	(4)	(45.4)	(67.4)	(1,389.2)
Transfer out of category	(39.0)	–	–	–		(574.3) (3)	–	(613.3)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	6.8	23.3	5.8	(1.1)		(0.2)	(3.3)	31.3
Assets held for sale (note 23)	(12.5)	(54.2)	(0.2)	–		–	–	(66.9)

Balance – December 31	1,846.7	1,420.1	764.3	569.2		205.6	129.2	4,935.1

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
On July 1, 2020 the company derecognized its investment in Farmers Edge convertible debentures pursuant to the consolidation of Farmers Edge as described in note 6.

(3)
During 2019 the company's investment in ICICI Lombard common stock was transferred from Level 3 to Level 1 as the Indian regulatory selling restriction on the company's holdings was removed. Accordingly, the company ceased applying a discount for lack of marketability (an unobservable key valuation input) to the traded market price of those holdings. Subsequently in 2019 the company sold its remaining 9.9% equity interest in ICICI Lombard.

(4)
On April 17, 2019 the company derecognized its investment in AGT preferred shares of $108.7 pursuant to the acquisition of AGT as described in note 23.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company's significant Level 3 financial assets at December 31, 2020:

				Input range used
			Significant unobservable input			Effect on fair value if input value is increased(a)
	Carrying value	Valuation technique
Asset class				Low	High
Limited partnerships and other(b)(1)	1,748.6	Net asset value	Net asset value	N/A	N/A	Increase
Private placement debt securities(c)(2)	858.3	Discounted cash flow	Credit spread	1.8%	29.5%	Decrease
Mortgage loans(c)(3)	775.4	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	2.1%	4.9%	Decrease
Investment property(d)(4)	488.0	Income capitalization and/or sales comparison	Terminal capitalization rate Discount rate Market rent growth rate	6.8% 7.1% 2.5%	7.5% 9.3% 3.0%	Decrease Decrease Increase
Investment property(d)(5)	50.9	Sales comparison	Price per acre (Cdn$ thousands)	15.0	170.0	Increase
Warrants(d)(6)	133.2	Option pricing model	Equity volatility	31.2%	55.1%	Increase
CPI-linked derivatives(d)(7)	2.8	Option pricing model	Inflation volatility	0.0%	3.3%	Increase
Private company preferred shares(e)(8)	475.1	Discounted cash flow	Discount rate	11.5%	11.5%	Decrease
			Long term growth rate	6.0%	6.0%	Increase
			Discount for lack of marketability	10.5%	10.5%	Decrease
Private placement preferred shares(e)(9)	71.6	Discounted cash flow	Credit spread	4.2%	4.2%	Decrease
Common shares(b)(10)	80.9	Market comparable	Book value multiple	1.5	1.5	Increase
Private equity funds(b)(1)	45.0	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(b)(10)	65.6	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Other	381.4	Various	Various	N/A	N/A	N/A

Total	5,176.8

(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(c)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(d)
Included in holding company cash and investments or derivatives and other invested assets on the consolidated balance sheet.

(e)
Included in preferred stocks on the consolidated balance sheet.

(1)
Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months' notice to liquidate or redeem. At December 31, 2020 limited partnerships and other consisted of 51 investments, the three largest being $299.5 (beverage manufacturing), $191.8 (industrials) and $146.4 (oil and gas extraction) (December 31, 2019 – 49 investments, the three largest being $482.3 (beverage manufacturing), $128.9 (primarily household appliance manufacturing) and $128.3 (industrials)). By increasing (decreasing) net asset values at December 31, 2020 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $174.9, and the fair value of the private equity funds would collectively increase (decrease) by $4.5.

(2)
At December 31, 2020 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 10 investments, the largest being $438.6 (software publishers) (December 31, 2019 – 16 investments, the largest being $442.1 (software publishers)). By increasing (decreasing) the credit spreads applied at December 31, 2020 by 100 basis points, the fair value of this asset class would collectively decrease by $17.7 (increase by $14.8).

(3)
At December 31, 2020 these mortgage loans consisted of 22 investments, the largest being $111.5 (December 31, 2019 – 6 investments, the largest being $108.1). By increasing (decreasing) the credit spreads applied at December 31, 2020 by 100 basis points, the fair value of this asset class would not change significantly primarily due to the short term nature of these instruments.

(4)
These investment property were valued by third party appraisers using industry accepted income capitalization and/or sales comparison approaches that incorporated unobservable capitalization rates, discount rates and market rent growth rates.

(5)
These investment property were valued using an industry accepted direct sales comparison approach that incorporated unobservable recent sale prices per acre for comparable properties in similar locations.

(6)
These warrants were valued using industry accepted option pricing models that incorporated unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant. By increasing (decreasing) equity volatilities applied at December 31, 2020 by 10%, the fair value of these warrants would collectively increase by $22.7 (decrease by $23.5).

(7)
CPI-linked derivatives were valued using broker-dealer quotes that applied observable inputs except for unobservable inflation volatilities.

(8)
These private company preferred shares were valued using an industry accepted discounted cash flow model that incorporated an unobservable discount rate and long term growth rate. As the company is restricted from selling the preferred shares for a specified period a discount for lack of marketability was also applied using an industry accepted option pricing model that incorporated unobservable long-dated equity volatilities. At December 31, 2020: by increasing (decreasing) the discount rate applied by 0.5%, the fair value of the preferred shares would decrease by $45.1 (increase by $54.2); by increasing (decreasing) the long term growth rate applied by 0.25%, the fair value of the preferred shares would increase by $17.4 (decrease by $15.8); by increasing (decreasing) the equity volatility applied by 10%, the option value would increase (decrease) and the fair value of the preferred shares would decrease by $25.9 (increase by $25.8).

At December 31, 2019 these private company preferred shares were valued using the transaction price. As the company was restricted from selling for a specified period, a discount for lack of marketability was applied using an industry accepted option pricing model that incorporated market unobservable long-dated equity volatilities.

(9)
These private placement preferred shares were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the preferred shares. By increasing (decreasing) the credit spreads applied at December 31, 2020 by 100 basis points, the fair value of this asset class would decrease by $8.2 (increase by $8.4).

(10)
These common shares and private equity funds were valued using various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company were adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit (losses) of associates

	2020	2019
Interest income:
Cash and short term investments	104.1	156.5
Bonds	557.4	618.0
Derivatives and other invested assets	55.0	51.8

	716.5	826.3

Dividends:
Preferred stocks	4.3	11.2
Common stocks	73.5	82.5

	77.8	93.7

Investment expenses	(25.1)	(39.8)

Interest and dividends	769.2	880.2

Share of profit (losses) of associates(1)	(112.8)	169.6

(1)
Includes impairment charges recorded on investments in associates during 2020 of $240.3 (2019 – $211.2) as described in note 6.

Net gains (losses) on investments

	2020				2019
	Net realized gains (losses)(1)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Bonds	112.1		593.5	705.6	(59.6)	(8)(9)	258.1	(8)(9)	198.5
Preferred stocks	–		10.0	10.0	(23.4)		397.3	(10)	373.9
Common stocks	243.7		(212.4)	31.3	548.0	(11)	377.9	(11)	925.9

	355.8		391.1	746.9	465.0		1,033.3		1,498.3

Derivatives:
Equity total return swaps – short positions	(613.2)	(2)	84.6	(528.6)	48.2	(2)	(93.2)		(45.0)
Equity total return swaps – long positions	207.4	(2)	118.2	325.6	(34.5)	(2)	55.0		20.5
Equity warrant forward contracts	–		–	–	83.8	(3)	(38.4)	(3)	45.4
Equity warrants and options	(1.6)		(54.7) (3)	(56.3)	(4.7)		128.6	(3)	123.9
CPI-linked derivatives	(300.0)		286.1	(13.9)	(14.1)		1.8		(12.3)
U.S. treasury bond forwards	(103.0)		1.0	(102.0)	(119.3)		32.6		(86.7)
Other	(59.0)		26.1	(32.9)	9.9	(3)	(111.3)	(3)	(101.4)

	(869.4)		461.3	(408.1)	(30.7)		(24.9)		(55.6)

Foreign currency net gains (losses) on:
Investing activities	(51.0)		156.4	105.4 (4)	(17.3)		(50.7)		(68.0) (4)
Underwriting activities	(16.8)		–	(16.8)	5.6		–		5.6
Foreign currency contracts	2.1		(35.1)	(33.0)	8.3		(9.6)		(1.3)

	(65.7)		121.3	55.6	(3.4)		(60.3)		(63.7)

Disposition of associates	8.6	(5)(6)	–	8.6	10.9	(12)	–		10.9

Deconsolidation of non-insurance subsidiary	(61.5)	(7)	–	(61.5)	171.3	(13)	–		171.3

Other	(36.9)		8.5	(28.4)	20.3		134.7	(14)	155.0

Net gains (losses) on investments	(669.1)		982.2	313.1	633.4		1,082.8		1,716.2

(1)
Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020 as described in note 23.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)
Includes the Atlas (formerly Seaspan) $8.05 equity warrants and forward contracts relating to commitments to purchase Atlas warrants and debentures in January 2019. See note 6.

(4)
Foreign currency net gains on investing activities during 2020 primarily reflected strengthening of the euro and Canadian dollar relative to the U.S. dollar. Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies.

(5)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.

(6)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 as described in note 6.

(7)
On December 8, 2020 Fairfax Africa was deconsolidated and an equity accounted investment in Helios Fairfax Partners Corporation ("HFP") was recognized, resulting in a net realized loss of $61.5 (inclusive of foreign currency translation losses of $26.9 recycled from accumulated other comprehensive income to the consolidated statement of earnings) pursuant to the transaction described in note 23.

(8)
On June 28, 2019 EXCO Resources Inc. ("EXCO") emerged from bankruptcy protection and settled the company's holdings of EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(9)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years).

(10)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity interest in Digit as described in note 6.

(11)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(12)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

(13)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(14)
During 2019 it was determined that the company will receive additional consideration of $33.9 pursuant to its sale of First Capital in 2017.

6.    Investments in Associates

The company's investments in associates are as follows:

	December 31, 2020
							Year ended December 31, 2020
			Carrying value
							Share of profit (loss)
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures		Fairfax India associates(c)	Total
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")(1)	50.0%	457.9	336.2	(d)	–	336.2	6.1
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	41.3	51.0		–	51.0	3.7
Thai Re Public Company Limited ("Thai Re")	47.1%	84.9	35.2		–	35.2	(12.9)
Singapore Reinsurance Corporation Limited ("Singapore Re")	28.2%	36.2	39.2		–	39.2	0.5
Falcon Insurance PLC ("Falcon Thailand")	41.2%	11.5	11.5		–	11.5	1.5
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	120.5	41.8		–	41.8	8.8
RiverStone (Barbados) Ltd. ("RiverStone Barbados"), held for sale(2)	60.0%	729.5	729.5	(d)	–	729.5	113.0
Other	–	59.7	60.3		–	60.3	(1.4)

		1,541.5	1,304.7		–	1,304.7	119.3

Non-insurance:
India
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,396.1	–		642.4	642.4	(30.5)
Quess Corp Limited ("Quess")(10)	33.2%	366.8	558.9	(d)	–	558.9	(124.6)
IIFL Finance Limited ("IIFL Finance")(10)	29.9%	175.6	57.7		175.9	233.6	19.9
Sanmar Chemicals Group ("Sanmar")	42.9%	338.6	–		128.6	128.6	(48.6)
CSB Bank Limited ("CSB Bank")	49.7%	214.4	–		164.4	164.4	14.1
IIFL Securities Limited ("IIFL Securities")(10)	35.3%	74.3	32.1		93.4	125.5	9.8
Seven Islands Shipping Limited ("Seven Islands")	48.5%	103.6	–		100.8	100.8	17.8
Other	–	37.1	8.8		22.8	31.6	0.1

		2,706.5	657.5		1,328.3	1,985.8	(142.0)

Africa(11)
Helios Fairfax Partners Corporation ("HFP")	32.3%	185.9	185.9		–	185.9	–
Atlas Mara Limited ("Atlas Mara")(10)(12)	50.0%	19.3	21.3		–	21.3	(31.3)
AFGRI Holdings Proprietary Limited ("AFGRI")	–	–	–		–	–	(18.4)
Other	–	–	–		–	–	(24.5)

		205.2	207.2		–	207.2	(74.2)

Agriculture
Astarta Holding N.V. ("Astarta")(10)	28.4%	49.9	65.3		–	65.3	(28.0)
Farmers Edge Inc. ("Farmers Edge")(4)	–	–	–		–	–	(21.8)

		49.9	65.3		–	65.3	(49.8)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	–	84.3	84.3	(d)	–	84.3	(17.9)
Other	–	48.3	50.8		–	50.8	(0.2)

		132.6	135.1		–	135.1	(18.1)

Other
Eurobank Ergasias Services & Holdings S.A ("Eurobank")(10)	30.5%	799.9	1,166.3		–	1,166.3	(11.9)
Atlas Corp. ("Atlas", formerly Seaspan Corporation)(6)	36.7%	978.9	900.1		–	900.1	116.4
EXCO Resources Inc. ("EXCO")	43.7%	237.7	238.5		–	238.5	(4.6)
Resolute Forest Products Inc. ("Resolute")(10)	30.6%	161.9	134.3		–	134.3	(57.0)
APR Energy plc ("APR Energy")(6)	–	–	–		–	–	(13.6)
Peak Achievement Athletics ("Peak Achievement")	42.6%	171.5	140.2	(d)	–	140.2	34.2
Partnerships, trusts and other(7)	–	165.7	162.1		–	162.1	(11.5)

		2,515.6	2,741.5		–	2,741.5	52.0

		5,609.8	3,806.6		1,328.3	5,134.9	(232.1)

Investments in associates		7,151.3	5,111.3		1,328.3	6,439.6	(112.8)

As presented on the consolidated balance sheet:
Investments in associates		4,154.3				4,381.8
Investment in associate held for sale(2)(d)		729.5				729.5
Fairfax India investments in associates		2,267.5				1,328.3

		7,151.3				6,439.6

	December 31, 2019
							Year ended December 31, 2019
			Carrying value
	Ownership percentage(a)(e)	Fair value(b)(e)	Associates and joint ventures(e)		Fairfax India and Fairfax Africa associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")(1)	50.0%	403.1	303.9	(d)	–	303.9	154.8
Thai Re Public Company Limited ("Thai Re")	47.1%	43.3	43.3		–	43.3	(15.0)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	45.2	48.6		–	48.6	2.7
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	35.6	39.2		–	39.2	3.2
Falcon Insurance PLC ("Falcon Thailand")	41.2%	10.4	10.4		–	10.4	0.5
Go Digit Infoworks Services Private Limited ("Digit")(3)	49.0%	122.3	–		–	–	(7.6)
Other	–	46.6	46.7		–	46.7	7.9

		706.5	492.1		–	492.1	146.5

Non-insurance:
India
Quess Corp Limited ("Quess")(8)	33.2%	332.1	704.1	(d)	–	704.1	(183.2)
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,429.8	–		689.3	689.3	30.8
Sanmar Chemicals Group ("Sanmar")	42.9%	412.9	–		178.7	178.7	–
IIFL Finance Limited ("IIFL Finance")(9)	35.4%	221.4	56.4		167.2	223.6	198.9
CSB Bank Limited ("CSB Bank")	49.7%	229.3	–		157.8	157.8	(4.0)
IIFL Securities Limited ("IIFL Securities")(9)	35.4%	65.0	30.8		90.3	121.1	1.6
Seven Islands Shipping Limited ("Seven Islands")	48.5%	88.8	–		84.7	84.7	3.0
Other	–	24.3	8.8		23.3	32.1	(0.3)

		2,803.6	800.1		1,391.3	2,191.4	46.8

Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	78.1	–		82.3	82.3	(54.0)
AFGRI Holdings Propriety Limited ("AFGRI")	62.8%	141.0	–		79.6	79.6	19.5
Other	–	66.3	–		71.0	71.0	(6.6)

		285.4	–		232.9	232.9	(41.1)

Agriculture
Astarta Holding N.V. ("Astarta")	27.4%	28.9	115.5		–	115.5	(19.1)
Farmers Edge Inc. ("Farmers Edge")	50.4%	43.8	41.0		–	41.0	(39.9)

		72.7	156.5		–	156.5	(59.0)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	–	99.0	99.0	(d)	–	99.0	49.8
Other	–	80.8	74.7		–	74.7	(5.8)

		179.8	173.7		–	173.7	44.0

Other
Eurobank Ergasias Services & Holdings S.A ("Eurobank")(5)	30.5%	1,164.4	1,164.4		–	1,164.4	–
Resolute Forest Products Inc. ("Resolute")	27.7%	104.0	207.5		–	207.5	(4.9)
APR Energy plc ("APR Energy")	53.4%	266.2	189.3	(d)	–	189.3	(57.0)
Atlas Corp. ("Atlas", formerly Seaspan Corporation)	32.5%	994.5	626.9		–	626.9	83.8
Peak Achievement Athletics ("Peak Achievement")	42.6%	163.9	104.4	(d)	–	104.4	(5.1)
EXCO Resources Inc. ("EXCO")	43.3%	238.2	243.2		–	243.2	21.6
Partnerships, trusts and other	–	221.7	202.1		–	202.1	(6.0)

		3,152.9	2,737.8		–	2,737.8	32.4

		6,494.4	3,868.1		1,624.2	5,492.3	23.1

Investments in associates		7,200.9	4,360.2		1,624.2	5,984.4	169.6

As presented on the consolidated balance sheet:
Investments in associates		4,521.7				4,360.2
Fairfax India and Fairfax Africa investments in associates		2,679.2				1,624.2

		7,200.9				5,984.4

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India and Fairfax Africa's associates are domiciled in India and Africa respectively.

(d)
These investments are joint ventures.

(e)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $442.9 and a fair value of $504.6 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Eurobank, Atlas (formerly Seaspan Corporation), APR Energy and Resolute. See note 23.

Insurance and reinsurance associates and joint ventures

(1)
The company holds a 50.0% indirect interest in Eurolife at December 31, 2020 through its 62.5% interest in a joint venture with OMERS, the pension plan for Ontario's municipal employees. The joint venture holds an 80.0% equity interest in Eurolife, with the remaining 20.0% equity interest held by Eurobank. During 2020 Eurolife invested $93.7 (2019 – $22.1) in a Fairfax consolidated internal investment fund, which was presented as an increase of non-controlling interests in other net changes in capitalization in the consolidated statement of changes in equity and as an issuance of subsidiary shares to non-controlling interests in the consolidated statement of cash flows.

(2)
On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados, and at December 31, 2020 that joint venture interest was held for sale, pursuant to the transactions described in note 23.

(3)
On December 23, 2019 Digit entered into definitive agreements whereby its general insurance subsidiary Digit Insurance subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and valued the company's 49.0% equity interest in Digit at $122.3 at December 31, 2019. The company's 49.0% equity interest in Digit is comprised of a 45.3% interest in Digit common shares and a 3.7% interest through Digit compulsory convertible preferred shares that are considered in-substance equity. Foreign direct ownership in the insurance sector in India is limited to 49.0% and as a result the remainder of the company's investment in Digit compulsory convertible preferred shares is recorded at FVTPL as described in note 5.

Non-insurance associates and joint ventures

(4)
On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%.

(5)
The carrying value and fair value of non-insurance associates at December 31, 2019 was revised to include the company's investment in Eurobank of $1,164.4 that was previously included in holding company cash and investments and common stocks on the company's consolidated balance sheet as described in note 3.

(6)
On February 27, 2020 Seaspan Corporation ("Seaspan") completed a reorganization pursuant to which Atlas, a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. On February 28, 2020 Atlas acquired all issued and outstanding shares of APR Energy from the company and other APR Energy shareholders in an all-stock transaction at a deemed value of $388.3 (including certain Atlas shares reserved for holdback). Accordingly, the company derecognized its investment in APR Energy, recorded a pre-tax loss of $7.6, increased its equity accounted carrying value of Atlas by the fair value of the APR Energy shares exchanged (considered to be equal to the fair value of the newly issued Atlas common shares received of $178.1, which excluded the Atlas shares received by European Run-off of $45.9), and continued to apply the equity method of accounting to its investment in Atlas.

On February 28, 2020 the company invested $100.0 in Atlas 5.50% unsecured debentures due March 1, 2027, which increased the company's aggregate investment in Atlas debentures to a principal amount of $575.0. At December 31, 2020 the company's holdings of Atlas debentures and warrants (the "$8.05 warrants") had fair values of $575.9 and $110.5 and were presented as bonds and derivatives respectively on the consolidated balance sheet.

(7)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 in the consolidated statement of earnings. The company and other former shareholders of Davos Brands are eligible to receive additional consideration contingent on the brand performance over the next ten years of Aviation Gin, which is majority owned by Davos Brands.

(8)
On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess as a return of capital to its shareholders. This resulted in the company receiving a direct 31.8% joint venture interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged and subject to impairment testing as described in footnote 10 below. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which was included in share of profit (loss) of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

(9)
On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities (comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance (comprised of loans and mortgage business) and continues to be publicly listed. The company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs, and recorded its initial investments in IIFL Wealth and IIFL Securities at fair values of $255.6 and $121.9. Subsequently, the company applied the equity method of accounting to its 35.4% equity interest in each of IIFL Finance and IIFL Securities, and recorded its 19.0% equity interest in IIFL Wealth at FVTPL. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

(10)
Please refer to the "Impairment Assessments" section below.

Fairfax Africa

(11)
On December 7, 2020 the holding company acquired Atlas Mara from Fairfax Africa in an intercompany transaction. On December 8, 2020 the company deconsolidated Fairfax Africa (subsequently renamed Helios Fairfax Partners Corporation) and accounted for its interest in HFP as an investment in associate pursuant to the transaction described in note 23.

(12)
On December 31, 2020 Atlas Mara repurchased 26.4 million of its outstanding common shares for treasury which increased the company's ownership of Atlas Mara to 50.0%. The company will continue to report Atlas Mara under the equity method of accounting due to contractual arrangements with Atlas Mara that preclude the company from fully exercising its voting rights.

Annual changes in carrying value

Changes in the carrying value of investments in associates, including investment in associate held for sale, for the years ended December 31 were as follows:

	2020
	Associates(1)	Joint ventures(1)	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	2,876.6	1,483.6	1,391.3	232.9	5,984.4
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	83.4	91.8	(24.8)	(27.3)	123.1
Impairments(2)	(88.3)	(98.9)	–	(35.0)	(222.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	88.0	42.1	3.2	(41.7)	91.6
Share of losses on defined benefit plans	(32.2)	(20.8)	(4.9)	–	(57.9)

	50.9	14.2	(26.5)	(104.0)	(65.4)
Dividends and distributions received	(70.0)	(3.7)	(4.9)	(1.4)	(80.0)
Purchases and acquisitions	223.4	20.8	–	5.0	249.2
Divestitures and other net changes in capitalization	(107.2)	(180.6)	0.9	(1.7)	(288.6)
Reclassifications(3)	174.4	605.0	–	–	779.4
Deconsolidation of non-insurance subsidiary (note 23)	–	–	–	(103.6)	(103.6)
Transfers(4)	21.3	–	–	(21.3)	–
Foreign exchange effect	1.0	1.6	(32.5)	(5.9)	(35.8)

Balance – December 31	3,170.4	1,940.9	1,328.3	–	6,439.6

	2019
	Associates	Joint ventures	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,465.6	2,006.3	1,103.0	288.1	4,863.0
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	111.6	131.1	179.2	(41.1)	380.8
Impairments(2)	(20.6)	(190.6)	–	–	(211.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	26.2	(3.8)	(0.7)	(51.6)	(29.9)
Share of losses on defined benefit plans	(42.3)	(0.2)	(5.5)	–	(48.0)

	74.9	(63.5)	173.0	(92.7)	91.7
Dividends and distributions received	(160.7)	(245.0)	(288.8)	–	(694.5)
Purchases and acquisitions	677.2	71.6	441.0	45.1	1,234.9
Divestitures and other net changes in capitalization(5)	(0.5)	(221.0)	(9.7)	(7.4)	(238.6)
Reclassifications(3)	1,201.8	–	–	–	1,201.8
Assets held for sale (note 23)	(390.9)	(52.0)	–	–	(442.9)
Foreign exchange effect	9.2	(12.8)	(27.2)	(0.2)	(31.0)

Balance – December 31	2,876.6	1,483.6	1,391.3	232.9	5,984.4

(1)
Excludes European Run-off's investments in associates and joint ventures that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 as described in note 23.

(2)
Impairments recorded on associates and joint ventures are included in share of profit (loss) of associates in the consolidated statement of earnings. Impairments of $222.2 recorded during 2020 included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta. Not shown in the table above are impairments of $18.1 recorded during 2020 on certain investments in associates and joint ventures held by European Run-off and Fairfax Africa subsequent to those subsidiaries being classified as held for sale. Impairments of $211.2 recorded during 2019 included non-cash impairment charges on Quess of $190.6 (related to Thomas Cook India's non-cash spin-off of Quess shares to its minority shareholders and fully attributed to non-controlling interests) and on Astarta of $10.1.

(3)
Primarily reflects the investments in HFP (an associate) and RiverStone Barbados (a joint venture), and the consolidation of Farmers Edge in 2020, and the reclassification of Eurobank and Brit's consolidation of Ambridge Partners in 2019. See note 23.

(4)
Primarily reflects the holding company's acquisition of Atlas Mara from Fairfax Africa prior to the deconsolidation of Fairfax Africa. See note 23.

(5)
Includes the deconsolidation of Grivalia Properties' investments in associates of $68.5 in 2019. See note 23.

Impairment assessments

At December 31, 2020 the company conducted impairment assessments of its non-insurance associates and joint ventures that had carrying values in excess of their fair values as determined by current market conditions affected by the COVID-19 pandemic. From those assessments the company concluded there were no impairments except as described below.

For certain non-insurance associates and joint ventures where the market prices of their shares were lower than carrying value, the company performed a value-in-use analysis with multi-year free cash flow projections. A non-cash impairment charge was recorded where the recoverable amount (higher of fair value and value-in use) was determined to be lower than carrying value. Assumptions for each value-in-use analysis are set out in the table below:

	December 31, 2020				Discount rate(2)
Non-insurance associate or joint venture			Impairment recorded in 2020(1)	Source of free cash flow projections			Long term growth rate(3)
	Fair value	Carrying value			December 31, 2020	December 31, 2019		Summary of cash flow and other assumptions
Eurobank(4)	799.9	1,166.3	–	Internal estimates consistent with third party analyst reports	9.5%	N/A	1.5%	Growth in net interest, fee and commission income comparable to industry peers, and a gradual decline in provisions expense as non-performing exposures continue to decrease.
Quess(5)	366.8	558.9	(98.3)	Quess management	13.6%	12.8%	6.0%	Achieve revenue forecasts, annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.
IIFL Finance	175.6	233.6	–	IIFL Finance management	17.7%	N/A	3.0%	Growth in net interest income from a growing loan portfolio and a gradual decline in provisions expense to be comparable to industry peers.
IIFL Securities	74.3	125.5	–	IIFL Securities management	13.2%	12.3%	6.0%	Achieve revenue forecasts, annual capital expenditures normalizing to levels that are comparable to non-capital intensive service-based peers and working capital requirements comparable to industry peers.
All other(1)	110.5	137.6	(142.0)

	1,527.1	2,221.9	(240.3)

(1)
Impairments are included in share of profit (loss) of associates in the consolidated statement of earnings. All other impairments of $142.0 recorded during 2020 included non-cash impairment charges on Resolute of $56.5, Atlas Mara of $35.0 and Astarta of $26.3. Impairments recorded on associates of $211.2 during 2019 included non-cash impairment charges on Quess of $190.6 and Astarta of $10.1.

(2)
The discount rate is representative of the cost of capital of industry peers.

(3)
The long term growth rate is consistent with growth expectations for the industry and the economies in which each associate or joint venture operates. Long term growth rates applied at December 31, 2020 remained unchanged from those at December 31, 2019 where applicable.

(4)
At December 31, 2020 the recoverable amount of Eurobank represented approximately 108% of carrying value (December 31, 2019 – value-in-use analysis not required as fair value equaled carrying value). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 102% (115%) of carrying value.

(5)
At December 31, 2020 the recoverable amount of Quess represented approximately 113% of carrying value (December 31, 2019 – approximately 109%). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 103% (125%) of carrying value.

Subsequent to December 31, 2020

Sale of minority interest in Anchorage Infrastructure Investments Holdings Limited

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 11% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $130 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore Airport to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to occur in the first quarter of 2021.

Subscription for unsecured debentures of HFP

On January 21, 2021 the company entered into an agreement to subscribe for $100.0 of 3.0% unsecured debentures of HFP. The debentures will mature on the third anniversary of closing or, at the company's option, on either the first or second anniversary. At redemption, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of $102.6, the redemption price of the debentures will be reduced by that difference. The company will also receive 3 million warrants on HFP subordinate voting shares that are exercisable at $4.90 per share any time prior to the fifth anniversary of closing, which if exercised would represent approximately 2.7% of all HFP shares outstanding. Closing of the transaction is subject to regulatory approval and is expected to occur in the first quarter of 2021.

7.    Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2020				December 31, 2019
			Fair value				Fair value
	Notional amount				Notional amount
		Cost	Assets	Liabilities		Cost	Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	–	–	–	–	369.8	–	–	84.6
Equity total return swaps – long positions	1,788.3	–	144.3	18.0	406.3	–	11.1	3.0
Equity warrants and options(1)	626.9	102.4	133.2	0.4	528.1	114.8	200.3	–
CPI-linked derivative contracts	74,906.0	347.5	2.8	–	99,804.7	614.9	6.7	–
U.S. treasury bond forward contracts	330.8	–	3.1	–	846.5	–	3.9	1.7
Foreign currency forward and swap contracts(2)	–	–	66.4	136.0	–	1.8	55.3	114.5
Foreign currency options	–	53.7	5.8	–	–	102.7	8.2	–
Other derivative contracts	–	25.6	27.1	35.0	–	3.4	2.5	2.1

Total			382.7	189.4			288.0	205.9

(1)
Includes the company's investment in Atlas (formerly Seaspan) $8.05 warrants with a fair value at December 31, 2020 of $110.5 (December 31, 2019 – $164.8). See note 6.

(2)
Includes AGT's foreign currency forward and swap liabilities with a fair value at December 31, 2020 of $46.2 (December 31, 2019 – $53.3).

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts

The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at December 31, 2020 (December 31, 2019 – original notional amount of $194.4). These contracts provide a return which is inverse to changes in the fair values of the underlying individual equities. During 2020 the company paid net cash of $613.2 (2019 – received net cash of $48.2) in connection with the closures and reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During 2020 the company closed out $898.4 notional amount of short equity total return swaps and recognized net losses on investments of $528.6 (realized losses of $703.9, of which $175.3 was recognized as unrealized losses in prior years). During 2019 the company closed out $89.9 notional amount of short equity total return swaps and recognized net gains on investments of $30.3 (realized losses of $7.9, of which $38.2 was recognized as unrealized losses in prior years).

During 2020 the company entered into $1,906.9 notional amount of long equity total return swaps on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020. Included in those contracts were long equity total return swaps on an aggregate of 994,695 Fairfax subordinate voting shares with an original notional amount of $329.2 (Cdn$426.5) or approximately $330.95 (Cdn$428.82) per share, all of which remained open at December 31, 2020. Subsequent to December 31, 2020 the company entered into long equity total return swaps on an additional 413,169 Fairfax subordinate voting shares with an original notional amount of $155.7 (Cdn$198.5). At December 31, 2020 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount at December 31, 2020 of $1,746.2 (December 31, 2019 – $501.5). These contracts provide a return which is directly correlated to changes in the fair values of the underlying individual equities. During 2020 the company received net cash of $207.4 (2019 – paid net cash of $34.5) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2020 the company closed out $878.8 notional amount of its long equity total return swaps and recorded net realized gains on investments of $216.7. During 2019 the company did not initiate or close out any long equity total return swaps.

At December 31, 2020 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $275.9 (December 31, 2019 – $152.4), comprised of collateral of $226.4 (December 31, 2019 – $70.3) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $49.5 (December 31, 2019 – $82.1) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

CPI-linked derivative contracts

The company holds derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2020 these contracts have a remaining weighted average life of 2.7 years (December 31, 2019 – 2.8 years) and notional amounts and fair values as shown in the table below. In the event of a sale, expiration or early settlement of a contract, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on a contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2020
			Notional amount
		Average life in years			Weighted average strike price	Index value at period end				Fair value in bps(3)	Unrealized gain (loss)
Underlying CPI index	Floor rate(1)		Contract currency	U.S. dollars			Cost	Cost in bps(3)	Fair value
United States	0.0%	2.6	32,175.0	32,175.0	232.09	260.47	121.0	37.6	0.9	0.3	(120.1)
United States	0.5%	3.8	12,600.0	12,600.0	238.30	260.47	39.8	31.6	1.1	0.9	(38.7)
European Union	0.0%	2.4	19,800.0	24,226.4	98.96	104.70	155.6	64.2	0.6	0.2	(155.0)
United Kingdom	0.0%	2.4	1,500.0	2,050.4	249.23	295.40	10.4	50.7	–	–	(10.4)
France	0.0%	2.1	3,150.0	3,854.2	99.27	104.09	20.7	53.7	0.2	0.5	(20.5)

		2.7		74,906.0			347.5		2.8		(344.7)

	December 31, 2019
			Notional amount
		Average life in years			Weighted average strike price	Index value at period end				Fair value in bps(3)	Unrealized gain (loss)
Underlying CPI index	Floor rate(1)		Contract currency(2)	U.S. dollars(2)			Cost	Cost in bps(3)	Fair value(2)
United States	0.0%	2.7	44,775.0	44,775.0	231.35	256.97	277.5	62.0	1.6	0.4	(275.9)
United States	0.5%	4.8	12,600.0	12,600.0	238.30	256.97	39.7	31.5	4.4	3.5	(35.3)
European Union	0.0%	2.2	32,525.0	36,509.3	96.57	105.13	263.6	72.2	0.6	0.2	(263.0)
United Kingdom	0.0%	2.9	1,800.0	2,384.5	243.79	291.90	13.4	56.2	–	–	(13.4)
France	0.0%	3.1	3,150.0	3,535.9	99.27	104.39	20.7	58.5	0.1	0.3	(20.6)

		2.8		99,804.7			614.9		6.7		(608.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on an equivalent weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract. At December 31, 2020 the equivalent weighted average strike price for the United States 0.5% CPI-linked derivative contracts was 245.86 (December 31, 2019 – 244.63).

(2)
Excludes European Run-off's contracts with a notional amount of $12,054.3 and a fair value of $0.2 referenced to CPI in the United States, European Union and United Kingdom that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(3)
Expressed as a percentage of the notional amount.

During 2020 the company recorded net losses of $13.9 (2019 – $12.3) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with a notional amount of $27,215.3 (2019 – $1,800.3) matured.

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2020 the company recorded net losses of $102.0 (2019 – $86.7) on its U.S. treasury bond forward contracts.

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2020 consisted of cash of $116.4 and government securities of $12.9 (December 31, 2019 – $5.3 and $10.8). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2020. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2020 the company had designated the carrying value of Cdn$2,796.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,397.6 (December 31, 2019 – principal amount of Cdn$2,796.0 with a fair value of $2,270.0) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. During 2020 the company recognized pre-tax losses of $38.0 (2019 – $105.6) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Subsequent to December 31, 2020, on March 1, 2021 the company issued Cdn$850.0 principal amount of unsecured senior notes due March 3, 2031 and will use the net proceeds from the issuance for the redemptions of its Cdn$446.0 principal amount of unsecured senior notes due October 14, 2022 and its Cdn$400.0 principal amount of unsecured senior notes due March 22, 2023. Contemporaneously with the redemptions, the company will designate the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 15 for details.

Hedge of net investment in European operations

At December 31, 2020 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $1,023.9 (December 31, 2019 – principal amount of €277.0 with a fair value of $336.2) as a hedge of its net investment in European operations with a euro functional currency. The increase in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2020 was due to the classification of Eurobank as an investment in associate (notes 3 and 6) which increased the company's net investment in European operations with a euro functional currency. During 2020 the company recognized pre-tax losses of $75.8 (2019 – $35.3) related to exchange rate movements on the euro denominated unsecured senior notes in losses on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2020			December 31, 2019
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	8,397.5	1,899.1	6,498.4	7,222.4	1,583.7	5,638.7
Provision for losses and loss adjustment expenses	30,809.3	7,947.3	22,862.0	28,500.2	6,934.8	21,565.4

Total insurance contract liabilities	39,206.8	9,846.4	29,360.4	35,722.6	8,518.5	27,204.1

Current	17,389.7	4,218.2	13,171.5	15,023.9	3,715.8	11,308.1
Non-current	21,817.1	5,628.2	16,188.9	20,698.7	4,802.7	15,896.0

	39,206.8	9,846.4	29,360.4	35,722.6	8,518.5	27,204.1

At December 31, 2020 the company's net provision for losses and loss adjustment expenses of $22,862.0 (December 31, 2019 – $21,565.4) was comprised of case reserves of $9,390.3 and IBNR of $13,471.7 (December 31, 2019 – $9,061.1 and $12,504.3). Excluded from the December 31, 2019 balances are European Run-off's net provision for losses and loss adjustment expenses of $1,590.2, comprised of case reserves of $793.4 and IBNR of $796.8. See note 23.

Provision for unearned premiums, gross

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2020	2019
Provision for unearned premiums – January 1	7,222.4	6,272.2
Gross premiums written(1)	18,979.4	17,511.2
Less: gross premiums earned(1)	(17,782.9)	(16,611.0)
Acquisitions of subsidiaries (note 23)	–	53.6
Liabilities associated with assets held for sale (note 23)	–	(6.0)
Foreign exchange effect and other	(21.4)	2.4

Provision for unearned premiums – December 31	8,397.5	7,222.4

(1)
Changes in the provision for unearned premiums for the year ended December 31, 2020 exclude European Run-off's gross premiums written and gross premiums earned of $146.5 and $115.9, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Provision for losses and loss adjustment expenses, gross

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2020	2019
Provision for losses and loss adjustment expenses – January 1	28,500.2	29,081.7
Decrease in estimated losses and expenses for claims occurring in the prior years	(267.7)	(166.5)
Losses and expenses for claims occurring in the current year(1)	12,303.9	11,927.5
Paid on claims occurring during:
the current year	(2,987.5)	(2,830.3)
the prior years	(7,338.0)	(7,733.7)
Acquisitions of subsidiaries	–	44.0
Liabilities associated with assets held for sale (note 23)	–	(1,830.8)
Foreign exchange effect and other(2)	598.4	8.3

Provision for losses and loss adjustment expenses – December 31	30,809.3	28,500.2

(1)
Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

(2)
Included in 2020 is $347.7 of unpaid losses from loss reserves assumed from European Run-off which were previously eliminated on consolidation. See note 23.

Changes in the provision for losses and loss adjustment expenses presented in the table above for the year ended December 31, 2020 exclude European Run-off's losses and loss adjustment expenses of $196.9 and its two transactions described in the paragraphs below, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table below shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2020.

	Calendar year
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Provision for losses and loss adjustment expenses	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7	28,500.2	30,809.3
Less: CTR Life(1)	24.2	20.6	17.9	15.2	14.2	12.8	8.7	8.0	7.0	5.5

	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7	28,493.2	30,803.8
Cumulative payments as of:
One year later	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0	7,732.0	7,288.8
Two years later	6,076.7	7,153.1	6,787.6	6,364.5	7,283.6	7,631.4	12,081.3	12,313.5
Three years later	7,920.3	9,148.0	8,775.5	8,172.7	9,466.5	9,655.9	15,222.3
Four years later	9,333.4	10,702.8	10,212.4	9,561.8	10,914.2	11,122.6
Five years later	10,458.7	11,783.3	11,354.4	10,496.4	12,013.9
Six years later	11,263.6	12,729.6	12,123.4	11,202.2
Seven years later	12,030.0	13,335.1	12,754.2
Eight years later	12,558.1	13,877.0
Nine years later	13,047.5
Reserves re-estimated as of:
One year later	17,316.4	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6	28,974.3	28,225.5
Two years later	17,013.6	18,529.4	17,475.0	16,269.2	18,973.6	18,804.8	27,565.9	28,839.4
Three years later	16,721.0	17,820.5	17,307.9	16,114.0	18,502.5	18,752.8	27,451.3
Four years later	16,233.9	17,735.5	17,287.2	15,938.9	18,469.1	18,743.9
Five years later	16,269.6	17,830.5	17,203.5	16,049.6	18,490.5
Six years later	16,331.8	17,791.8	17,340.1	16,123.1
Seven years later	16,340.6	17,931.9	17,420.0
Eight years later	16,535.1	18,041.2
Nine years later	16,659.3
Favourable development	548.7	1,587.0	1,774.9	1,610.8	1,311.7	725.1	1,150.8	234.3	267.7
Favourable development comprised of:
Effect of foreign currency translation	250.9	570.7	483.2	266.5	(201.5)	(159.2)	518.3	135.5	1.0
Favourable loss reserve development	297.8	1,016.3	1,291.7	1,344.3	1,513.2	884.3	632.5	98.8	266.7

	548.7	1,587.0	1,774.9	1,610.8	1,311.7	725.1	1,150.8	234.3	267.7

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2020 of $266.7 in the table above was principally comprised of favourable loss emergence on accident years 2019, 2017 and 2015, partially offset by adverse development primarily related to asbestos and other latent claims liabilities.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. Substantially all of these claims are presented under policies written many years ago and reside primarily within the run-off group.

There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers or reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

Changes in the company's provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31 were as follows:

	2020		2019
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,074.6	860.5	1,217.9	995.3
Losses and loss adjustment expenses incurred	161.0	121.2	135.4	114.8
Losses and loss adjustment expenses paid	(205.0)	(141.7)	(164.0)	(138.4)
Liabilities associated with assets held for sale (note 23)	–	–	(114.7)	(111.2)

Provision for asbestos claims and loss adjustment expenses – December 31	1,030.6	840.0	1,074.6	860.5

Fair Value

The estimated fair value of the company's insurance and ceded reinsurance contracts is as follows:

	December 31, 2020		December 31, 2019
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	40,475.1	39,206.8	35,248.0	35,722.6
Ceded reinsurance contracts	9,668.5	9,846.4	8,049.4	8,518.5

The fair value of insurance contracts is comprised of the fair value of both unpaid claims liabilities and unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claims liabilities and unearned premiums. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of unearned premiums includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated fair value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to the expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted expected future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates. The significant decrease in global interest rates during 2020 resulted in the margin for risk and uncertainty exceeding the effect of discounting for the time value of money when determining the fair value of insurance contracts at December 31, 2020.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2020		December 31, 2019
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	39,216.0	9,360.8	34,240.4	7,836.5
100 basis point decrease	41,853.2	10,007.0	36,343.0	8,285.1

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2020			December 31, 2019
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	7,971.7	(24.4)	7,947.3	6,956.7	(21.9)	6,934.8
Reinsurers' share of paid losses	818.0	(131.2)	686.8	776.9	(139.6)	637.3
Provision for unearned premiums	1,899.1	–	1,899.1	1,583.7	–	1,583.7

	10,688.8	(155.6)	10,533.2	9,317.3	(161.5)	9,155.8

Current			4,839.0			4,314.8
Non-current			5,694.2			4,841.0

			10,533.2			9,155.8

(1)
Management of credit risk on reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses and unearned premiums, and the provision for uncollectible reinsurance for the years ended December 31 were as follows:

	2020
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	776.9	6,956.7	1,583.7	(161.5)	9,155.8
Reinsurers' share of losses paid to insureds	2,375.4	(2,375.4)	–	–	–
Reinsurance recoveries received	(2,317.9)	–	–	–	(2,317.9)
Reinsurers' share of unpaid losses and premiums earned(1)	–	2,842.3	(3,923.6)	–	(1,081.3)
Premiums ceded to reinsurers	–	–	4,261.4	–	4,261.4
Change in provision, recovery or write-off of impaired balances	(2.7)	–	–	6.0	3.3
Foreign exchange effect and other(2)	(13.7)	548.1	(22.4)	(0.1)	511.9

Balance – December 31	818.0	7,971.7	1,899.1	(155.6)	10,533.2

	2019
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	792.6	6,482.3	1,290.8	(164.8)	8,400.9
Reinsurers' share of losses paid to insureds	2,299.4	(2,299.4)	–	–	–
Reinsurance recoveries received	(2,277.0)	–	–	–	(2,277.0)
Reinsurers' share of unpaid losses and premiums earned	–	3,069.6	(3,381.3)	–	(311.7)
Premiums ceded to reinsurers	–	–	3,675.6	–	3,675.6
Change in provision, recovery or write-off of impaired balances	(20.6)	–	–	3.4	(17.2)
Acquisitions of subsidiaries (note 23)	0.2	8.7	2.9	–	11.8
Assets held for sale (note 23)	(19.4)	(241.0)	–	0.4	(260.0)
Foreign exchange effect and other	1.7	(63.5)	(4.3)	(0.5)	(66.6)

Balance – December 31	776.9	6,956.7	1,583.7	(161.5)	9,155.8

(1)
Changes in reinsurers' share of unpaid losses and unearned premiums for the year ended December 31, 2020 exclude European Run-off's reinsurers' share of unpaid losses and premiums earned of $70.6 and $13.5 as the assets of European

  Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

(2)
Includes $467.1 of unpaid losses from loss reserves ceded to European Run-off which were previously eliminated on consolidation. See note 23.

Commission income earned on premiums ceded to reinsurers in 2020 of $821.0 (2019 – $652.3) is included in commissions, net in the consolidated statement of earnings.

10.  Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:

	December 31, 2020	December 31, 2019
Insurance premiums receivable	3,665.6	3,325.0
Reinsurance premiums receivable	1,385.3	1,176.0
Funds withheld receivable	567.3	753.7
Other	235.6	211.0
Provision for uncollectible receivables	(37.7)	(30.7)

	5,816.1	5,435.0

Current	5,144.7	4,921.5
Non-current	671.4	513.5

	5,816.1	5,435.0

Changes in insurance premiums receivable and reinsurance premiums receivable for the years ended December 31 were as follows:

	Insurance premiums receivable		Reinsurance premiums receivable
	2020	2019	2020	2019
Balance – January 1	3,325.0	2,949.8	1,176.0	1,082.1
Gross premiums written(1)	14,309.4	13,167.8	4,670.0	4,343.4
Premiums collected	(12,537.2)	(11,516.3)	(3,375.6)	(3,288.5)
Amounts due to brokers and agents	(1,417.3)	(1,284.5)	(1,104.8)	(917.2)
Acquisitions of subsidiaries (note 23)	–	17.1	–	–
Assets held for sale (note 23)	–	(1.7)	–	(22.6)
Recovery (impairments)	(0.4)	(1.3)	(1.7)	0.3
Foreign exchange effect and other	(13.9)	(5.9)	21.4	(21.5)

Balance – December 31	3,665.6	3,325.0	1,385.3	1,176.0

(1)
Changes in insurance premiums receivable and reinsurance premiums receivable for the year ended December 31, 2020 exclude European Run-off's gross premiums written of $146.5 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Insurance contract payables were comprised as follows:

	December 31, 2020	December 31, 2019
Payable to reinsurers	1,669.5	1,469.4
Ceded deferred premium acquisition costs	441.1	373.2
Funds withheld payable to reinsurers	206.3	239.1
Amounts payable to agents and brokers	127.2	101.8
Accrued commissions	69.0	95.5
Accrued premium taxes	93.1	82.7
Other insurance contract payables	357.8	229.3

	2,964.0	2,591.0

Current	2,705.8	2,315.4
Non-current	258.2	275.6

	2,964.0	2,591.0

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2020	2019
Balance – January 1	1,344.3	1,127.3
Premium acquisition costs deferred	3,629.4	3,271.4
Amortization(1)	(3,424.0)	(3,068.2)
Assets held for sale (note 23)	–	(1.7)
Foreign exchange effect and other	(6.0)	15.5

Balance – December 31	1,543.7	1,344.3

(1)
Excludes in 2020 amortization of European Run-off's commission expenses of $7.7 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2020	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1
Additions	182.1	–	(1.0)	0.1	221.0	402.2
Disposals(2)	(30.3)	–	–	–	(66.5)	(96.8)
Amortization	–	–	(100.4)	–	(115.6)	(216.0)
Impairments(3)	(33.0)	–	(2.1)	(44.7)	(6.3)	(86.1)
Foreign exchange effect and other	10.2	–	1.2	16.8	3.5	31.7

Balance – December 31, 2020	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1

Gross carrying amount	3,199.6	503.2	1,383.6	1,200.4	1,210.4	7,497.2
Accumulated amortization	–	–	(513.7)	–	(611.9)	(1,125.6)
Accumulated impairment	(73.3)	–	(2.4)	(47.1)	(19.7)	(142.5)

	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2019	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9
Additions	316.2	–	134.9	34.8	218.6	704.5
Disposals	–	–	–	–	(1.3)	(1.3)
Amortization	–	–	(105.5)	–	(117.6)	(223.1)
Impairments(3)	(43.9)	–	–	–	(2.9)	(46.8)
Foreign exchange effect and other	22.3	–	7.6	49.5	4.5	83.9

Balance – December 31, 2019	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

Gross carrying amount	3,043.9	503.2	1,391.4	1,181.1	1,071.2	7,190.8
Accumulated amortization	–	–	(421.9)	–	(512.6)	(934.5)
Accumulated impairment	(46.6)	–	0.3	–	(15.9)	(62.2)

	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2020 of $1,751.6 (December 31, 2019 – $1,790.5).

(2)
During 2020 AMAG Insurance settled its bancassurance agreement with PT Bank Pan Indonesia Tbk, received cash consideration of $66.3 and recorded a net gain of $3.2 on disposal of the intangible asset.

(3)
Non-cash impairment charges recorded in other expenses in the consolidated statement of earnings by the Non-insurance companies reporting segment and principally attributable to non-controlling interests.

Goodwill and intangible assets were allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2020			December 31, 2019
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Insurance and reinsurance companies
Allied World	940.0	611.7	1,551.7	938.8	659.2	1,598.0
Brit	200.2	581.1	781.3	200.2	594.2	794.4
Zenith National	317.6	93.2	410.8	317.6	99.3	416.9
Crum & Forster	188.8	104.2	293.0	188.2	111.7	299.9
Northbridge	95.4	105.5	200.9	92.5	90.9	183.4
Odyssey Group	119.7	57.3	177.0	119.7	62.8	182.5
All other(1)	148.4	64.2	212.6	151.6	132.1	283.7

	2,010.1	1,617.2	3,627.3	2,008.6	1,750.2	3,758.8

Non-insurance companies
Recipe	280.9	1,011.0	1,291.9	279.3	1,035.5	1,314.8
Boat Rocker	90.1	230.8	320.9	93.8	154.1	247.9
Farmers Edge(2)	202.6	17.0	219.6	–	–	–
AGT(2)	168.5	47.1	215.6	174.7	58.9	233.6
Thomas Cook India	144.6	56.3	200.9	150.6	55.8	206.4
Dexterra Group	75.9	17.7	93.6	75.8	15.7	91.5
All other(3)	153.6	105.7	259.3	214.5	126.6	341.1

	1,116.2	1,485.6	2,601.8	988.7	1,446.6	2,435.3

	3,126.3	3,102.8	6,229.1	2,997.3	3,196.8	6,194.1

(1)
Comprised primarily of balances related to U.S. Run-off, AMAG Insurance and Pacific Insurance.

(2)
Farmers Edge was consolidated on July 1, 2020 as described in note 6 and AGT was acquired on April 17, 2019 as described in note 23.

(3)
Comprised primarily of balances related to Fairchem, Privi, Mosaic Capital, Sterling Resorts, CIG (deconsolidated December 8, 2020) and Pethealth.

At December 31, 2020 goodwill and intangible assets were comprised primarily of amounts arising on the consolidation of Farmers Edge during 2020, the acquisitions of AGT during 2019, Allied World during 2017, St-Hubert and Original Joe's (both by Recipe) during 2016, Recipe and Brit during 2015, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2020 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of (i) fair value less costs of disposal, determined using discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.

In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. Cash flows beyond the projected periods were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including premiums, investment returns, revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by Fairfax's management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 7.3% to 13.9% for insurance and reinsurance subsidiaries, and 8.8% to 15.3% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 2.5% to 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies(1)	Non- insurance companies	Total	Insurance and reinsurance companies(1)	Non- insurance companies	Total
Premises and equipment	362.0	1,384.1	1,746.1	367.8	1,319.9	1,687.7
Right-of-use assets (note 22)	396.1	611.9	1,008.0	385.4	635.2	1,020.6
Inventories	–	645.6	645.6	–	694.5	694.5
Other revenue receivables	–	550.8	550.8	–	583.5	583.5
Finance lease receivables (note 22)	8.5	296.9	305.4	8.8	367.1	375.9
Prepaid expenses	125.2	120.7	245.9	113.2	168.9	282.1
Accrued interest and dividends	195.5	2.4	197.9	195.7	10.8	206.5
Subsidies and taxes receivable	22.4	145.2	167.6	22.3	102.6	124.9
Prepaid losses on claims	118.6	–	118.6	114.4	–	114.4
Deferred compensation plans	89.1	–	89.1	87.4	–	87.4
Income taxes refundable	63.0	25.7	88.7	126.3	42.7	169.0
Pension surplus (note 21)	48.8	–	48.8	51.9	–	51.9
Other	559.5	85.2	644.7	490.3	118.6	608.9

	1,988.7	3,868.5	5,857.2	1,963.5	4,043.8	6,007.3

Current	925.5	1,504.5	2,430.0	789.7	1,668.1	2,457.8
Non-current	1,063.2	2,364.0	3,427.2	1,173.8	2,375.7	3,549.5

	1,988.7	3,868.5	5,857.2	1,963.5	4,043.8	6,007.3

(1)
Includes the Run-off reporting segment and Corporate and Other.

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies(1)	Non- insurance companies	Total	Insurance and reinsurance companies(1)	Non- insurance companies	Total
Lease liabilities (note 22)	456.8	995.3	1,452.1	434.3	1,062.1	1,496.4
Payables related to cost of sales	–	625.7	625.7	–	778.4	778.4
Salaries and employee benefit liabilities	394.4	90.6	485.0	354.9	79.7	434.6
Deferred gift card, hospitality and other revenue	21.1	433.3	454.4	21.2	351.6	372.8
Amounts withheld and accrued taxes	367.3	29.1	396.4	314.7	31.5	346.2
Pension and post retirement liabilities (note 21)	325.3	26.6	351.9	338.8	21.8	360.6
Cash collateral from counterparties to derivative contracts (note 24)	116.4	–	116.4	5.3	–	5.3
Accrued interest expense	73.1	11.4	84.5	64.9	2.2	67.1
Advances and deposits from customers	–	74.0	74.0	–	109.6	109.6
Accrued legal and professional fees	59.3	12.3	71.6	57.3	11.4	68.7
Income taxes payable	42.8	21.7	64.5	47.5	30.9	78.4
Amounts payable for securities purchased but not yet settled	47.4	–	47.4	6.2	–	6.2
Accrued rent, storage and facilities costs	6.6	9.0	15.6	16.4	8.8	25.2
Administrative and other	519.2	237.4	756.6	418.5	246.1	664.6

	2,429.7	2,566.4	4,996.1	2,080.0	2,734.1	4,814.1

Current	1,274.7	1,414.6	2,689.3	869.9	1,594.1	2,464.0
Non-current	1,155.0	1,151.8	2,306.8	1,210.1	1,140.0	2,350.1

	2,429.7	2,566.4	4,996.1	2,080.0	2,734.1	4,814.1

(1)
Includes the Run-off reporting segment and Corporate and Other.

15.  Borrowings

	December 31, 2020			December 31, 2019
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:(4)
5.84% due October 14, 2022 (Cdn$446.0)(d)(3)	350.1	351.1	377.6	343.9	345.9	373.8
4.50% due March 22, 2023 (Cdn$400.0)(d)(3)	314.0	312.9	334.1	308.5	307.0	326.0
4.142% due February 7, 2024(d)	85.0	85.0	85.1	85.0	85.0	85.1
4.875% due August 13, 2024(d)	282.5	280.6	309.7	282.5	280.0	300.8
4.95% due March 3, 2025 (Cdn$350.0)(d)	274.7	272.5	306.3	269.9	267.1	293.1
8.30% due April 15, 2026(e)	91.8	91.7	118.6	91.8	91.6	116.1
4.70% due December 16, 2026 (Cdn$450.0)(d)	353.2	351.5	394.6	347.0	345.1	370.0
4.25% due December 6, 2027 (Cdn$650.0)(d)	510.2	508.5	558.3	501.3	499.3	515.7
2.75% due March 29, 2028 (€750.0)(d)	917.7	904.4	1,023.9	841.9	827.0	910.2
4.85% due April 17, 2028(d)	600.0	595.8	677.6	600.0	595.2	648.9
4.23% due June 14, 2029 (Cdn$500.0)(d)	392.5	390.6	426.7	385.6	383.6	391.4
4.625% due April 29, 2030(d)(1)	650.0	645.4	731.8	–	–	–
7.75% due July 15, 2037(e)	91.3	90.6	123.1	91.3	90.5	113.8
Revolving credit facility(2)	700.0	700.0	700.0	–	–	–

	5,613.0	5,580.6	6,167.4	4,148.7	4,117.3	4,444.9

Borrowings – insurance and reinsurance companies
Odyssey Group floating rate unsecured senior notes due 2021	90.0	90.0	91.0	90.0	90.0	92.5
Allied World 4.35% senior notes due October 29, 2025	500.0	505.0	544.9	500.0	506.1	524.1
Allied World revolving credit facility and other borrowings	40.8	44.2	51.4	39.4	43.0	46.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.3	38.3	38.5	38.3	38.3
Brit 3.6757% subordinated notes due December 9, 2030 (£135.0)(5)	184.5	184.5	170.4	178.8	180.8	181.2
Brit floating rate revolving credit facility	130.0	130.0	130.0	140.0	140.0	140.0
First Mercury trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.3

	1,025.2	1,033.4	1,067.4	1,028.1	1,039.6	1,063.8

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loan(6)	550.0	547.2	550.0	550.0	547.2	550.0
Fairfax India subsidiary borrowings	167.1	166.4	166.4	155.1	155.1	155.1
AGT credit facilities, senior notes and loans (note 23)(7)	516.4	514.2	514.0	435.7	432.8	433.1
Recipe term loans and credit facilities	430.7	428.4	428.4	413.5	410.7	410.8
Boat Rocker demand loans and revolving credit facilities	184.6	183.0	183.0	147.6	147.6	147.5
Fairfax Africa subsidiary borrowings(f)	–	–	–	102.4	102.4	102.4
Loans and revolving credit facilities primarily at floating rates(8)	362.0	360.8	360.8	279.9	279.9	277.7

	2,210.8	2,200.0	2,202.6	2,084.2	2,075.7	2,076.6

Total debt	8,849.0	8,814.0	9,437.4	7,261.0	7,232.6	7,585.3

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument's offering document.

(e)
Not redeemable prior to the contractual maturity date.

(f)
On December 8, 2020 Fairfax Africa's borrowings were deconsolidated pursuant to the transaction described in note 23.

During and subsequent to 2020 the company and its subsidiaries completed the following debt transactions:

Holding company

(1)
On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. Commissions and expenses of $5.0 were included in the carrying value of the notes. The company used $500.0 of the net proceeds from the offering towards the repayment on its credit facility as described in the next paragraph. On October 28, 2020 the notes were exchanged by their holders for an equal principal amount of substantially identical notes that had been registered under the U.S. Securities Act.

(2)
At March 31, 2020 the company had drawn $1,770.0 on its $2.0 billion unsecured revolving credit facility as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic. The company subsequently repaid $1,070.0 during 2020, leaving $700.0 borrowed on the credit facility at December 31, 2020 (December 31, 2019 – nil). The principal financial covenants of the revolving credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2020 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.306:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of $13.9 billion, both calculated as defined in the financial covenants.

  Subsequent to December 31, 2020, the company made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021.

(3)
Subsequent to December 31, 2020, on March 1, 2021 the company completed an offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 for net proceeds of $666.2 after premium, commissions and expenses. Commissions and expenses of $5.4 will be included in the carrying value of the notes. The company will use the net proceeds from the offering for the announced redemptions of its $350.1 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and its $314.0 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023. Contemporaneously with the redemptions, the company will designate the Cdn$850.0 senior notes due March 3, 2031 as a hedge of a portion of its net investment in Canadian subsidiaries.

(4)
Subsequent to December 31, 2020, on March 3, 2021 the company completed an offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031 for net proceeds of $583.8 after discount, commissions and expenses. Commissions and expenses of $15.4 will be included in the carrying value of the notes.

Insurance and reinsurance companies

(5)
On December 9, 2020 the interest rate on Brit's £135.0 subordinated debt was reset from 6.625% to 3.6757% until maturity as the company determined not to exercise its redemption option on that debt.

Non-insurance companies

(6)
On June 26, 2020 Fairfax India extended its $550.0 principal amount floating rate term loan for one year to June 28, 2021 with an option to extend for an additional year. Subsequent to December 31, 2020, on February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company's insurance and reinsurance subsidiaries had purchased $58.4 of Fairfax India's 5.00% unsecured senior notes on the same terms as other participants and that intercompany investment will be eliminated in the company's consolidated financial reporting.

(7)
On February 21, 2020 AGT extended the maturity of its Cdn$525.0 floating rate secured senior credit facility to March 15, 2021. At December 31, 2020 there was $440.5 (Cdn$561.2) borrowed on this credit facility (December 31, 2019 – $386.9 (Cdn$501.7)). On January 4, 2021 AGT extended the maturity on its credit facility to January 24, 2022.

(8)
Pursuant to the reverse acquisition of Horizon North by Dexterra on May 29, 2020 (note 23) Dexterra consolidated Horizon North's Cdn$175.0 floating rate revolving credit facility maturing December 30, 2022.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2020				2019
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	4,117.3	1,039.6	2,075.7	7,232.6	3,859.5	995.7	1,625.2	6,480.4
Cash inflows from issuances	645.0	–	107.8	752.8	456.5	–	302.7	759.2
Cash outflows from repayments	–	(0.3)	(82.5)	(82.8)	(326.5)	(0.2)	(308.5)	(635.2)
Net cash inflows (outflows) from credit facilities and short term loans	700.0	(10.0)	60.5	750.5	–	132.1	(16.9)	115.2
Non-cash changes:
Acquisitions (note 23)	–	–	127.4	127.4	–	–	687.7	687.7
Deconsolidation of subsidiary (note 23)	–	–	(118.7)	(118.7)	–	–	(246.2)	(246.2)
Loss on redemption	–	–	–	–	23.7	–	–	23.7
Liabilities associated with assets held for sale (note 23)	–	–	–	–	–	(91.4)	–	(91.4)
Foreign exchange effect and other	118.3	4.1	29.8	152.2	104.1	3.4	31.7	139.2

Balance – December 31	5,580.6	1,033.4	2,200.0	8,814.0	4,117.3	1,039.6	2,075.7	7,232.6

Principal repayments on borrowings are due as follows:

	2021	2022	2023	2024	2025	Thereafter	Total
Holding company	700.0	350.1	314.0	367.5	274.7	3,606.7	5,613.0
Insurance and reinsurance companies	242.8	0.3	0.3	0.3	500.4	281.1	1,025.2
Non-insurance companies	1,309.2	210.8	58.7	309.5	34.5	288.1	2,210.8

Total	2,252.0	561.2	373.0	677.3	809.6	4,175.9	8,849.0

Interest Expense

Interest expense was comprised of interest expense on borrowings of $413.1 and interest expense on accretion of lease liabilities of $62.8 (2019 – $404.2 and $67.8).

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2020 was comprised of 1,548,000 multiple voting shares and 27,124,093 subordinate voting shares without par value prior to deducting 1,696,357 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2019 – 1,548,000, 27,467,964 and 1,385,665 respectively). The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2020	2019
Subordinate voting shares – January 1	26,082,299	26,489,177
Purchases for cancellation	(343,871)	(249,361)
Treasury shares acquired	(457,603)	(229,189)
Treasury shares reissued	146,911	71,672

Subordinate voting shares – December 31	25,427,736	26,082,299
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	26,176,506	26,831,069

During 2020 the company purchased for cancellation 343,871 subordinate voting shares (2019 – 249,361) under the terms of its normal course issuer bids at a cost of $100.9 (2019 – $118.0), of which $15.7 (2019 – $56.2) was charged to retained earnings. Subsequent to December 31, 2020 and up to March 4, 2021 the company purchased for cancellation 137,923 subordinate voting shares under the terms of its normal course issuer bid at a cost of $57.2.

During 2020 the company purchased for treasury 457,603 subordinate voting shares at a cost of $137.9 (2019 – 229,189 subordinate voting shares at a cost of $104.4) on the open market for use in its share-based payment awards. Subsequent to December 31, 2020 and up to March 4, 2021 the company purchased for treasury 42,197 subordinate voting shares at a cost of $17.4 on the open market for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2021	January 21, 2021	January 28, 2021	$10.00	$272.1
January 3, 2020	January 17, 2020	January 28, 2020	$10.00	$275.7
January 3, 2019	January 18, 2019	January 28, 2019	$10.00	$278.0

Preferred stock

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2020 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(4)
Series C	December 31, 2024	7,515,642	$170.8	Cdn$187.9	Cdn$25.00	4.71%	–
Series D	December 31, 2024	2,484,358	$56.4	Cdn$62.1	Cdn$25.00	–	3.26%
Series E	March 31, 2025	5,440,132	$124.5	Cdn$136.0	Cdn$25.00	3.18%	–
Series F	March 31, 2025	2,099,046	$48.1	Cdn$52.5	Cdn$25.00	–	2.27%
Series G	September 30, 2025	7,719,843	$182.1	Cdn$193.0	Cdn$25.00	2.96%	–
Series H	September 30, 2025	2,280,157	$53.8	Cdn$57.0	Cdn$25.00	–	2.67%
Series I	December 31, 2025	10,420,101	$250.5	Cdn$260.5	Cdn$25.00	3.33%	–
Series J	December 31, 2025	1,579,899	$38.0	Cdn$39.5	Cdn$25.00	–	2.96%
Series K	March 31, 2022	9,500,000	$231.7	Cdn$237.5	Cdn$25.00	4.67%	–
Series M	March 31, 2025	9,200,000	$179.6	Cdn$230.0	Cdn$25.00	5.00%	–

			$1,335.5	Cdn$1,456.0

(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
For each series of preferred shares, the number of shares outstanding, carrying value and stated capital have remained consistent at January 1, 2019 and December 31, 2019 and December 31, 2020 except for the conversions described below.

(4)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

On December 31, 2020 there was a net conversion of 45,452 Series I floating rate cumulative preferred shares with an aggregate carrying value of $1.1 and stated capital of Cdn$1.1 into an equal number of Series J fixed rate cumulative preferred shares.

On September 30, 2020 there was a net conversion of 286,891 Series H floating rate cumulative preferred shares with an aggregate carrying value of $6.8 and stated capital of Cdn$7.2 into an equal number of Series G fixed rate cumulative preferred shares.

On March 31, 2020 there was a net conversion of 1,472,998 Series F floating rate cumulative preferred shares with an aggregate carrying value of $33.7 and stated capital of Cdn$36.8 into an equal number of Series E fixed rate cumulative preferred shares.

On December 31, 2019 there was a net conversion of 1,499,258 Series D floating rate cumulative preferred shares with an aggregate carrying value of $34.1 and stated capital of Cdn$37.5 into an equal number of Series C fixed rate cumulative preferred shares.

During 2020 the company paid preferred share dividends of $44.0 (2019 – $45.8).

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2020			December 31, 2019
	Pre-tax amount	(Provision for) recovery of income tax	After-tax amount	Pre-tax amount	(Provision for) recovery of income tax	After-tax amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(550.8)	12.2	(538.6)	(423.4)	1.4	(422.0)
Share of accumulated other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	43.7	(12.3)	31.4	(79.3)	(2.4)	(81.7)

	(507.1)	(0.1)	(507.2)	(502.7)	(1.0)	(503.7)

Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	(214.9)	54.7	(160.2)	(147.7)	36.2	(111.5)
Share of net losses on defined benefit plans of associates	(159.1)	18.2	(140.9)	(120.9)	15.1	(105.8)
Other	(0.8)	10.1	9.3	(0.8)	10.1	9.3

	(374.8)	83.0	(291.8)	(269.4)	61.4	(208.0)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(881.9)	82.9	(799.0)	(772.1)	60.4	(711.7)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

						Net earnings (loss) attributable to non-controlling interests
		December 31, 2020		December 31, 2019
		Voting percentage(8)	Carrying value	Voting percentage(8)	Carrying value
	Domicile					2020	2019
Insurance and reinsurance companies
Allied World(1)	Bermuda	29.1%	1,329.0	29.9%	1,256.3	106.6	88.1
Brit(2)	U.K.	–	121.7	10.7%	197.4	(10.9)	15.8
All other(3)	–	–	381.1	–	90.9	10.9	4.3

			1,831.8		1,544.6	106.6	108.2

Non-insurance companies
Fairfax India(4)	Canada	6.6%	1,130.9	6.2%	1,117.2	(29.4)	59.0
Recipe(5)	Canada	38.9%	447.7	38.4%	437.5	(48.4)	28.5
Dexterra Group(6)	Canada	51.0%	121.4	–	–	11.4	–
Thomas Cook India	India	33.1%	69.4	33.1%	93.8	(23.5)	(186.2)
Fairfax Africa(7)	Canada	–	–	1.5%	195.6	(161.1)	(41.4)
All other	–	–	69.5	–	140.4	(36.6)	(1.0)

			1,838.9		1,984.5	(287.6)	(141.1)

			3,670.7		3,529.1	(181.0)	(32.9)

(1)
On April 30, 2020 Allied World paid a dividend of $126.4 (April 29, 2019 – $126.4) to its minority shareholders (OMERS, AIMCo and others). On June 30, 2020 Allied World received a capital contribution from the company of $100.0 primarily to support its underwriting plans, which increased the company's ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. During 2019 Allied World redomesticated from Switzerland to Bermuda.

(2)
On April 9, 2020 Brit paid a dividend of $20.6 (April 29, 2019 – $20.6) to its minority shareholder (OMERS). The decrease in carrying value of Brit's non-controlling interests during 2020 primarily reflected the company's acquisition of the remaining shares of Brit that it did not already own on August 28, 2020 from Brit's minority shareholder (OMERS) for cash consideration of $220.0, inclusive of an accrued dividend paid of $13.6 on the shares purchased, partially offset by a third party's investment of $124.4 in Brit's newly formed subsidiary Ki Insurance, a fully digital and algorithmically-driven Lloyd's of London syndicate that commenced operations in the fourth quarter of 2020. Subsequent to December 31, 2020 the company entered into an agreement to sell an approximate 14% equity interest in Brit to OMERS as described in note 23.

(3)
Principally related to Fairfax consolidated internal investment funds held by the company's associates RiverStone Barbados and Eurolife. The increase in carrying value during 2020 primarily reflected the deconsolidation of European Run-off and its holdings in those funds as described in note 23.

(4)
The carrying value of Fairfax India's non-controlling interests increased modestly during 2020, primarily reflecting the deconsolidation of European Run-off and its investment in Fairfax India ($91.8) as described in note 23, partially offset by the non-controlling interests' share of Fairfax India's net loss ($29.4), the impact of share repurchases ($29.1) and the weakening of the Indian rupee relative to the U.S. dollar ($23.5). Net earnings attributable to non-controlling interests of Fairfax India in 2019 primarily reflected the non-controlling interests' 66.2% share of Fairfax India's share of a spin-off distribution gain at IIFL Holdings on May 31, 2019.

(5)
The carrying value of Recipe's non-controlling interests increased modestly during 2020, primarily reflecting the deconsolidation of European Run-off and its investment in Recipe ($54.1) as described in note 23 and the strengthening of the Canadian dollar relative to the U.S. dollar ($10.9), partially offset by the non-controlling interests' share of Recipe's net loss ($48.4).

(6)
The company acquired Horizon North (subsequently renamed "Dexterra Group") on May 29, 2020 as described in note 23.

(7)
Fairfax Africa was deconsolidated on December 8, 2020 as described in note 23. The non-controlling interests' share of Fairfax Africa's net loss ($161.1) during 2020 included the net loss on deconsolidation of Fairfax Africa ($33.2).

(8)
Non-controlling interests voting percentages are consistent with economic ownership in each subsidiary at December 31, 2020 except for Fairfax India and Recipe whose non-controlling interest economic ownership were 72.0% and 59.8% (December 31, 2019 – 66.2% and 52.1%). At December 31, 2019 Fairfax Africa's non-controlling interest economic ownership was 38.0%.

Other net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company's consolidated subsidiaries for the years ended December 31, 2020 and 2019 are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading "Non-controlling interests" earlier in this note for details of those transactions.

	2020		2019
	Retained earnings	Non- controlling interests	Retained earnings	Non- controlling interests
Third party's investment in Brit's newly formed subsidiary Ki Insurance	–	124.4	–	–
Dividends paid to co-investors in Allied World and Brit	(107.2)	107.2	(104.1)	104.1
Eurolife's investment in a Fairfax consolidated internal investment fund (note 6)	–	93.7	–	22.1
Boat Rocker issuance of preferred shares	–	–	–	20.0
Fairfax India and Fairfax Africa share repurchases	1.4	(32.1)	1.7	(31.8)
Acquisition of Brit's non-controlling interest	(17.8)	(189.6)	–	–
Thomas Cook India's spin-off of its investment in Quess	–	–	–	(147.2)
Purchase of multiple voting shares from Recipe's non-controlling interests and Recipe's share repurchases	0.1	(0.3)	(15.5)	(105.5)
Other	7.0	7.0	8.8	6.6

As presented in other net changes in capitalization in the consolidated statement of changes in equity	(116.5)	110.3	(109.1)	(131.7)

17.  Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:

	2020	2019
Net earnings attributable to shareholders of Fairfax	218.4	2,004.1
Preferred share dividends	(44.0)	(45.8)

Net earnings attributable to common shareholders – basic and diluted	174.4	1,958.3

Weighted average common shares outstanding – basic	26,446,939	26,901,184
Share-based payment awards	1,273,250	1,159,352

Weighted average common shares outstanding – diluted	27,720,189	28,060,536

Net earnings per common share – basic	$6.59	$72.80
Net earnings per common share – diluted	$6.29	$69.79

18.  Income Taxes

The company's provision for income taxes for the years ended December 31 were comprised as follows:

	2020	2019
Current income tax:
Current year expense	172.6	175.0
Adjustments to prior years' income taxes	(23.8)	2.7

	148.8	177.7

Deferred income tax:
Origination and reversal of temporary differences	51.1	87.5
Adjustments to prior years' deferred income taxes	15.4	(17.1)
Other	(8.6)	13.4

	57.9	83.8

Provision for income taxes	206.7	261.5

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company's earnings (loss) before income taxes by jurisdiction and the associated provision for income taxes for the years ended December 31 are summarized in the following table:

	2020					2019
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	212.6	(110.8)	(221.4)	363.7	244.1	183.4	848.0	244.7	956.6	2,232.7
Provision for income taxes	121.0	31.4	5.7	48.6	206.7	79.3	23.5	24.0	134.7	261.5

Net earnings (loss)	91.6	(142.2)	(227.1)	315.1	37.4	104.1	824.5	220.7	821.9	1,971.2

(1)
Includes Fairfax India and Fairfax Africa (deconsolidated on December 8, 2020).

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.

(4)
Includes primarily companies in India, Asia, Europe (excluding the U.K.) and Allied World (the majority of Allied World's net earnings (loss) is sourced from outside the U.S. and the U.K.).

Increased pre-tax profitability in Canada in 2020 compared to 2019 primarily reflected improved net gains on investments and underwriting profit, partially offset by lower pre-tax profitability in the Non-insurance companies reporting segment resulting from COVID-19 impacts on the underlying operations. Decreased pre-tax profitability in the U.S. in 2020 compared to 2019 primarily reflected net losses on investment in 2020 compared to net gains on investments in 2019 due to significant declines in global financial markets related to the COVID-19 pandemic, partially offset by improved underwriting performance. Decreased pre-tax profitability in the U.K. in 2020 compared to 2019 primarily reflected underwriting losses at Brit in 2020 principally related to COVID-19 losses and an increase in current period catastrophe losses. Decreased pre-tax profitability in Other in 2020 compared to 2019 primarily reflected decreased net gains on investments due COVID-19 impacts on global financial markets.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2020	2019
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	64.7	591.7
Non-taxable investment income	(108.3)	(56.6)
Tax rate differential on income and losses outside Canada	5.2	(209.5)
Change in unrecorded tax benefit of losses and temporary differences	172.8	(90.7)
Change in tax rate for deferred income taxes	(5.7)	0.5
Recovery relating to prior years	(8.4)	(14.4)
Foreign exchange effect	40.9	(3.7)
Other including permanent differences	45.5	44.2

Provision for income taxes	206.7	261.5

Non-taxable investment income of $108.3 in 2020 and $56.6 in 2019 were principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions. Non-taxable investment income in 2020 principally reflected the gain on deconsolidation of European Run-off, as described in note 23, that was not taxable in Canada or Barbados.

The tax rate differential on income and losses outside Canada of $5.2 in 2020 principally related to losses tax-effected at lower rates at Brit and Fairfax Africa (deconsolidated on December 8, 2020), and in Barbados, partially offset by income taxed at lower rates at Allied World. The tax rate differential on income and losses outside Canada of $209.5 in 2019 principally related to income taxed at lower rates in the U.S. and Barbados, and at Fairfax India, Brit, and Allied World.

The change in unrecorded tax benefit of losses and temporary differences of an income tax rate expense of $172.8 in 2020 principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K. of $63.3, $54.7 and $53.9 respectively. The change in unrecorded tax benefit of losses and temporary differences of an income tax rate benefit of $90.7 in 2019 principally reflected the recognition of U.S. foreign tax credit carryforwards of $104.0 that are expected to be utilized prior to expiration without incurring an equal amount of base erosion anti-abuse tax, partially offset by deferred tax assets in Canada of $13.8 that were not recorded, as it was not considered probable that those losses could be utilized.

Other including permanent differences of $45.5 in 2020 principally reflected non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment as described in note 12. Other including permanent differences of $44.2 in 2019 included $13.4 related to a non-cash goodwill impairment charge recorded by Fairfax India.

Income taxes refundable and payable were as follows:

	December 31, 2020	December 31, 2019
Income taxes refundable	88.7	169.0
Income taxes payable	(64.5)	(78.4)

Net income taxes refundable	24.2	90.6

Changes in net income taxes refundable during the years ended December 31 were as follows:

	2020	2019
Balance – January 1	90.6	72.2
Amounts recorded in the consolidated statements of earnings	(148.8)	(177.7)
Payments made during the year	63.3	178.9
Acquisitions of subsidiaries (note 23)	(0.3)	6.7
Assets held for sale (note 23)	–	(17.1)
Liabilities associated with assets held for sale (note 23)	–	29.6
Deconsolidation of non-insurance subsidiary (note 23)	7.6	–
Foreign exchange effect and other	11.8	(2.0)

Balance – December 31	24.2	90.6

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2020
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9
Amounts recorded in the consolidated statement of earnings	105.0	22.5	21.8	(19.3)	37.9	(110.8)	(36.0)	(79.0)	(57.9)
Amounts recorded in total equity	0.4	–	–	–	–	0.6	–	25.1	26.1
Acquisitions of subsidiaries (note 23)	(0.1)	–	–	–	–	–	0.1	6.0	6.0
Deconsolidation of non-insurance subsidiary (note 23)	(0.5)	–	–	–	–	–	–	2.3	1.8
Foreign exchange effect and other	12.3	1.0	–	0.1	0.8	6.1	(0.3)	(14.4)	5.6

Balance – December 31	236.3	168.8	141.7	(116.1)	(389.5)	23.9	174.8	117.6	357.5

	2019
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	107.4	134.7	96.8	(81.1)	(419.6)	314.9	118.9	225.9	497.9
Amounts recorded in the consolidated statement of earnings	(11.7)	8.8	23.1	(16.0)	28.3	(181.0)	92.5	(27.8)	(83.8)
Amounts recorded in total equity	2.5	–	–	–	–	(11.4)	–	35.3	26.4
Acquisitions of subsidiaries (note 23)	22.9	–	–	–	(29.5)	–	–	(58.3)	(64.9)
Assets held for sale (note 23)	–	–	–	–	–	0.8	–	(3.0)	(2.2)
Foreign exchange effect and other	(1.9)	1.8	–	0.2	(7.4)	4.7	(0.4)	5.5	2.5

Balance – December 31	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9

Management expects that the deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax asset at December 31, 2020 related to operating and capital losses, tax credits, provision for losses and loss adjustment expenses, provision for unearned premiums and investments (related primarily to net unrealized investment losses in the U.S.), partially offset by a deferred income tax liability related to intangible assets and deferred premium acquisition costs. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for income tax when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Allied World, Recipe and Brit) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at the U.S. Tax Group, Brit, Northbridge, AGT and Fairfax Latam. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred taxes include temporary differences related to pensions, and premises and equipment principally at the Non-insurance companies reporting segment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2020 deferred income tax assets of $837.8 (December 31, 2019 – $814.7) related principally to operating and capital losses and U.S. foreign tax credits have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $2,102.8 (December 31, 2019 – $1,863.5), losses in Europe of $537.6 (December 31, 2019 – $495.8), losses in the U.S. of $46.1 (December 31, 2019 – $46.1), losses at Allied World of $338.8 across various jurisdictions (December 31, 2019 – $359.4) and U.S. foreign tax credits of $43.0 (December 31, 2019 – $55.0). The losses in Canada expire between 2026 and 2040. The losses and foreign tax credits in the U.S. expire between 2025 and 2040. Substantially all of the losses in Europe do not have an expiry date. Allied World's losses are primarily in the U.K. and Asia, with no expiry date, while the remainder expire between 2022 and 2040.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.2 billion at December 31, 2020 (December 31, 2019 – $3.5 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company's insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2020 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $239.7 (2019 – $282.3).

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2020, the maximum dividend capacity available in 2021 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31, 2020
Allied World	809.3
Odyssey Group	362.4
Northbridge(1)	175.2
Crum & Forster(1)	151.9
Zenith National	52.2

1,551.0

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the co-investors in Allied World have a dividend in priority to the company.

During 2020 the company provided $1,381.4 of cash and marketable securities in capital support to its subsidiaries, all to its insurance and reinsurance companies to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of the COVID-19 pandemic.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court's decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller, although the court subsequently relieved Messrs. Sender and Heller of any liability for damages. Fairfax intends to appeal this relief to Messrs. Sender and Heller, and to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment in 2018 as described above.

Other

Subsidiaries of the company, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

Odyssey Group, Brit and Allied World ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and cash equivalents of $27.9 and securities with a fair value of $1,666.5 at December 31, 2020 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships, associates and joint ventures at December 31, 2020 was $878.2.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans at December 31 were as follows:

	Defined benefit pension plans		Defined benefit post retirement plans
	2020	2019	2020	2019
Benefit obligation	(914.8)	(789.4)	(89.2)	(125.4)
Fair value of plan assets	700.9	605.8	–	–

Funded status of plans – deficit	(213.9)	(183.6)	(89.2)	(125.4)
Impact of asset ceiling	–	0.3	–	–

Net accrued liability(1)	(213.9)	(183.3)	(89.2)	(125.4)

Weighted average assumptions used to determine benefit obligations:
Discount rate	2.2%	3.0%	2.6%	3.3%
Rate of compensation increase	2.6%	2.6%	3.4%	3.6%
Health care cost trend	–	–	3.5%	4.5%
(1)
The defined benefit pension plan net accrued liability at December 31, 2020 of $213.9 (December 31, 2019 – $183.3) was comprised of pension deficits of $262.7, partially offset by pension surpluses of $48.8 (December 31, 2019 – $235.2, partially offset by $51.9). See notes 13 and 14.

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:

	2020	2019
Defined benefit pension plan expense	24.3	18.8
Defined contribution pension plan expense	53.7	53.1
Defined benefit post retirement plan expense (recovery)(1)	(39.8)	8.4

	38.2	80.3

(1)
During 2020 Odyssey Group amended its post retirement plan which resulted in a recovery of $48.5.

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:

	2020	2019
Defined benefit pension plans
Actuarial net gains on plan assets and change in asset ceiling	17.6	18.8
Actuarial net losses on benefit obligations	(101.5)	(109.9)

	(83.9)	(91.1)
Defined benefit post retirement plans – actuarial net losses on benefit obligations	(4.4)	(8.0)

	(88.3)	(99.1)

During 2020 the company contributed $80.3 (2019 – $36.8) to its defined benefit pension and post retirement plans, and expects to contribute $26.1 in 2021.

22.  Leases

Changes in the company's right-of-use assets for the year ended December 31 were as follows:

	2020			2019
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Balance – January 1	385.4	635.2	1,020.6	418.9	632.5	1,051.4
Additions	81.5	100.6	182.1	59.9	73.2	133.1
Disposals	(3.1)	(19.9)	(23.0)	(8.3)	(1.6)	(9.9)
Depreciation(2)	(68.9)	(118.0)	(186.9)	(69.3)	(109.4)	(178.7)
Acquisitions of subsidiaries (note 23)	–	20.1	20.1	4.4	16.2	20.6
Assets held for sale (note 23)	–	–	–	(22.9)	–	(22.9)
Foreign exchange effect and other(3)	1.2	(6.1)	(4.9)	2.7	24.3	27.0

Balance – December 31 (note 13)	396.1	611.9	1,008.0	385.4	635.2	1,020.6

(1)
Includes the Run-off reporting segment and Corporate and Other.

(2)
Recorded in operating expenses and other expenses in the consolidated statement of earnings.

(3)
Includes non-cash impairment charges of $18.2 (2019 – $0.9), principally related to COVID-19 in the Non-insurance companies reporting segment.

The maturity profile of the company's lease liabilities was as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
One year or less	78.7	212.9	291.6	78.0	209.4	287.4
One to two years	72.5	179.6	252.1	72.0	193.1	265.1
Two to three years	64.3	152.0	216.3	63.2	163.8	227.0
Three to four years	56.5	128.7	185.2	54.7	136.5	191.2
Four to five years	50.6	110.6	161.2	48.8	115.6	164.4
More than five years	213.4	373.0	586.4	240.8	428.5	669.3

Lease liabilities, undiscounted	536.0	1,156.8	1,692.8	557.5	1,246.9	1,804.4

Lease liabilities, discounted (note 14)	456.8	995.3	1,452.1	434.3	1,062.1	1,496.4

Weighted average incremental borrowing rate	4.2%	4.5%	4.4%	4.6%	4.6%	4.6%

During 2020 the company recognized in the consolidated statement of earnings interest expense on lease liabilities of $62.8 (2019 – $67.8) (note 15), and short-term, low value and other lease costs of $46.5 (2019 – $78.0) that included the benefit of COVID-19 lease concessions of $14.9 primarily in the Non-insurance companies reporting segment (note 26).

The maturity profile of the company's finance lease receivables was as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
One year or less	1.8	65.4	67.2	1.7	72.0	73.7
One to two years	1.8	59.3	61.1	1.7	66.9	68.6
Two to three years	1.6	49.6	51.2	1.8	59.3	61.1
Three to four years	0.7	42.0	42.7	1.6	49.6	51.2
Four to five years	0.7	35.6	36.3	0.7	41.4	42.1
More than five years	3.4	90.5	93.9	4.0	130.2	134.2

Finance lease receivables, undiscounted	10.0	342.4	352.4	11.5	419.4	430.9
Unearned finance income	1.5	45.5	47.0	2.7	52.3	55.0

Finance lease receivables (note 13)	8.5	296.9	305.4	8.8	367.1	375.9

During 2020 the company recognized on finance lease receivables interest revenue of $14.1 (2019 – $14.7) in other revenue and COVID-19 related non-cash impairment charges in the Non-insurance companies reporting segment of $11.1 (2019 – nil) in other expenses in the consolidated statement of earnings.

23.  Acquisitions and Divestitures

Subsequent to December 31, 2020

Sale of non-controlling interest in Brit

On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario's municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS' interest in Brit over time.

Sale of RiverStone Barbados to CVC Capital Partners

On December 2, 2020 the company entered into an agreement with CVC Capital Partners ("CVC") whereby CVC will acquire 100% of RiverStone (Barbados) Ltd. ("RiverStone Barbados"). OMERS, the pension plan for Ontario's municipal employees, will sell its 40.0% joint venture interest in RiverStone Barbados as part of the transaction. On closing the company expects to receive proceeds of approximately $730 for its 60.0% joint venture interest in RiverStone Barbados and a contingent value instrument for potential future proceeds of up to $235.7. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the first quarter of 2021. Pursuant to the agreement with CVC, prior to closing the company entered into an arrangement with RiverStone Barbados to purchase (unless sold earlier) certain investments owned by RiverStone Barbados at a fixed price of approximately $1.2 billion prior to the end of 2022.

Year ended December 31, 2020

Fairfax Africa transaction with Helios Holdings Limited

On December 8, 2020 Helios Holdings Limited ("Helios") acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation ("HFP") and continues to be listed on the Toronto Stock Exchange.

Prior to closing, in an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate and recorded a loss of $61.5 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses of $26.9 that were reclassified from accumulated other comprehensive income (loss). The pre-tax loss of $61.5 reflected a partial reversal of the initial impairment loss of $164.0 recorded in the third quarter of 2020 when Fairfax Africa was classified as held for sale, due to an increase in Fairfax Africa's market traded share price from $2.96 at September 30, 2020 to $3.92 at closing. Subsequent to December 31, 2020 the company entered into a subscription agreement for HFP debentures and warrants as described in note 6.

HFP is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

Acquisition of Horizon North Logistics

On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest equity and voting shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, which was subsequently renamed Dexterra Group Inc. ("Dexterra Group"), is a Canadian publicly listed corporation that provides a range of industrial services and modular construction solutions.

Contribution of European Run-off to a joint venture

On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. ("RiverStone Barbados"), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to a subscription agreement on December 20, 2019, and entered into a shareholders' agreement with the company to jointly direct the relevant activities of RiverStone Barbados. At closing on March 31, 2020, the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off and a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, partially offset by foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The deconsolidation of European Run-off increased the company's non-controlling interests by $340.4 at March 31, 2020 as RiverStone Barbados holds investments in certain of the company's subsidiaries as described in note 16.

As the agreement to contribute European Run-off to a joint venture was entered into prior to December 31, 2019, the assets and liabilities of European Run-off were presented on the company's consolidated balance sheet at December 31, 2019 in assets held for sale and liabilities associated with assets held for sale as follows:

	December 31, 2019
	European Run-off	Intercompany reinsurance(1)	Consolidation adjustments(1)	As presented on the consolidated balance sheet
Assets held for sale:
Insurance contract receivables	53.1	8.2	–	61.3
Portfolio investments(2)	2,688.7	–	(313.4)	2,375.3
Deferred premium acquisition costs	1.9	(0.2)	–	1.7
Recoverable from reinsurers	642.0	(382.0)	–	260.0
Deferred income taxes	2.2	–	–	2.2
Other assets	351.2	–	(266.1)	85.1

	3,739.1	(374.0)	(579.5)	2,785.6

Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	77.6	–	(10.5)	67.1
Derivative obligations	2.0	–	–	2.0
Insurance contract payables	49.5	(11.7)	–	37.8
Insurance contract liabilities	2,340.7	(503.9)	–	1,836.8
Borrowings – insurance and reinsurance companies	91.4	–	–	91.4

	2,561.2	(515.6)	(10.5)	2,035.1

(1)
Primarily reflects reinsurance with Wentworth and investments in Fairfax subsidiaries.

(2)
Includes cash and cash equivalents of $283.7. See note 27.

Year ended December 31, 2019

Acquisition of Universalna

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development. The assets, liabilities and results of operations of Fairfax Ukraine were consolidated in the Insurance and Reinsurance – Other reporting segment.

Merger of Grivalia Properties REIC and Eurobank Ergasias S.A.

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a common stock at FVTPL as described in note 3. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

Privatization of AGT Food and Ingredients Inc.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value.

Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. The assets, liabilities and results of operations of AGT were consolidated in the Non-insurance companies reporting segment. AGT is a supplier of pulses, staple foods and food ingredients.

Acquisition of AXA operations in Ukraine

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. The assets, liabilities and results of operations of ARX Insurance were consolidated in the Insurance and Reinsurance – Other reporting segment.

Additional investment in Consolidated Infrastructure Group

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange. The assets, liabilities and results of operations of CIG were consolidated in the Non-insurance companies reporting segment.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2020 compared to those identified at December 31, 2019, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of his or her company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's Chief Operating Officer reports on risk considerations to the company's Executive Committee and provides a quarterly report on key risk exposures to the company's Board of Directors. The Executive Committee, in consultation with the Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company's risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.

COVID-19 pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted business activities throughout the world. The company's businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Although the company was able to have its insurance businesses remain open during the pandemic, the businesses of many of the company's insureds have been affected, resulting in increased counterparty risk. The company increased its leverage under its revolving credit facility as it added liquidity support for its insurance and reinsurance companies should it be needed during the pandemic. In addition, the company experienced losses on its equity investment portfolio as well as certain asset impairments, which impacted the company's financial results for the year ended December 31, 2020.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company's businesses, investments and employees in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19 including the distribution of vaccines, as well as the timing of the re-opening of the economy in various parts of the world. Such further developments could have a material adverse effect on the company's business, financial condition, results of operations and cash flows.

The slowdown in the global economy as a result of COVID-19 has adversely affected the company's operating segments to varying degrees. Underwriting results in 2020 were negatively affected by COVID-19 losses, primarily from international business interruption exposures and event cancellation coverage, and the company expects its insurance and reinsurance operations to experience a reduction in premiums written in certain segments where premiums are directly or indirectly linked to economic activity. In addition, certain government officials, including U.S. state insurance commissioners, have taken actions to protect consumers and specified classes of workers from hardship caused by COVID-19 which in the aggregate may adversely affect the company's operating results in the near term. While it is likely that certain insurance and reinsurance lines of business may experience increased loss activity due to COVID-19, there are also many that will likely experience improved loss experience due to reduced exposures to loss. Certain of the company's non-insurance operations continue to experience reductions in revenue due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The ultimate impact of COVID-19 on the company will not be fully known for many months, perhaps years.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely affect the company's future underwriting results. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at December 31, 2020 compared to December 31, 2019.

Principal lines of business

The company's principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, professional liability and umbrella coverage; and

  •
  Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

An analysis of net premiums earned by line of business is included in note 25.

The table that follows shows the company's concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2020 by line of business was comprised of property of $1,470.7 (2019 – $1,471.5), casualty of $2,361.2 (2019 – $1,842.9) and specialty of $429.5 (2019 – $361.2).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Property	996.2	853.5	3,364.7	3,087.9	735.4	710.4	1,756.2	1,669.4	6,852.5	6,321.2
Casualty	899.1	805.4	7,812.8	6,903.4	446.6	411.6	1,279.4	1,424.6	10,437.9	9,545.0
Specialty	188.9	177.6	735.7	597.7	248.4	237.6	662.5	632.1	1,835.5	1,645.0

Total	2,084.2	1,836.5	11,913.2	10,589.0	1,430.4	1,359.6	3,698.1	3,726.1	19,125.9	17,511.2

Insurance	1,969.4	1,724.5	9,020.4	8,389.9	682.2	676.1	2,637.4	2,377.3	14,309.4	13,167.8
Reinsurance	114.8	112.0	2,892.8	2,199.1	748.2	683.5	1,060.7	1,348.8	4,816.5	4,343.4

	2,084.2	1,836.5	11,913.2	10,589.0	1,430.4	1,359.6	3,698.1	3,726.1	19,125.9	17,511.2

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

Pricing risk

Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severities and frequencies, developing case law and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

The diversity of insurance risk within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group's aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes and rising claims costs are currently elevating reinsurance pricing, which has affected the company's reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant current period catastrophe losses suffered by the industry since 2017 and uncertainty surrounding the losses ultimately ceded to reinsurers related to COVID-19, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. As a result, reinsurance pricing of loss affected business has increased while non-loss affected property has increased to a lesser extent. The company remains opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily foreign currency forward contracts, total return swaps and CPI-linked derivatives). During 2020 the company's exposure to credit risk increased primarily due to the potential effects of the COVID-19 pandemic on the company's reinsurers and the underlying issuers of the company's investments in bonds. There were no other significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2020 compared to December 31, 2019.

The company's gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31, 2020	December 31, 2019
Cash and short term investments	13,920.6	10,703.6
Investments in debt instruments:
U.S. sovereign government(1)	3,058.4	5,610.8
Other sovereign government rated AA/Aa or higher(1)(2)	311.2	1,090.4
All other sovereign government(3)	649.3	1,230.0
Canadian provincials	49.9	2.9
U.S. states and municipalities	378.2	216.5
Corporate and other(4)(5)	11,848.3	8,164.8
Receivable from counterparties to derivative contracts	222.4	85.2
Insurance contract receivables	5,816.1	5,435.0
Recoverable from reinsurers	10,533.2	9,155.8
Other assets	1,424.2	1,362.9

Total gross credit risk exposure	48,211.8	43,057.9

(1)
Represented together 7.8% of the company's total investment portfolio at December 31, 2020 (December 31, 2019 – 17.2%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Singapore, Hong Kong, Australia and Canada with fair values at December 31, 2020 of $95.7, $58.7, $42.0 and $16.5 respectively (December 31, 2019 – $99.4, $105.9, $89.0 and $664.4).

(3)
Comprised primarily of bonds issued by the governments of Spain, Poland and India with fair values at December 31, 2020 of $233.9, $128.7 and $22.5 respectively (December 31, 2019 – $218.2, $149.6 and $519.0).

(4)
Represented 27.4% of the company's total investment portfolio at December 31, 2020 compared to 20.9% at December 31, 2019, with the increase principally related to net purchases of high quality corporate bonds rated A/A and BBB/Baa of $875.3 and $1,601.4, and net purchases of corporate bonds rated BB/Ba of $242.6.

(5)
Includes the company's investments in mortgage loans at December 31, 2020 of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada.

The company had income taxes refundable of $88.7 at December 31, 2020 (December 31, 2019 – $169.0) that are considered to have nominal credit risk and are not included in the table above.

Cash and short term investments

The company's cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2020, 86.7% of these balances were held in Canadian and U.S. financial institutions, 10.2% in European financial institutions and 3.1% in other foreign financial institutions (December 31, 2019 – 83.5%, 11.0% and 5.5% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

Investments in debt instruments

The company's risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company's investments in debt instruments classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2020			December 31, 2019
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	3,574.3	3,604.8	22.1	6,795.2	6,820.4	41.8
AA/Aa	779.1	805.1	4.9	870.0	881.8	5.4
A/A	3,856.5	4,086.6	25.1	2,979.4	3,008.0	18.4
BBB/Baa	4,157.4	4,590.8	28.2	3,059.6	3,206.2	19.7
BB/Ba	489.6	518.8	3.2	121.9	135.0	0.8
B/B	41.7	42.9	0.3	59.9	61.6	0.4
Lower than B/B	62.4	63.8	0.4	31.6	16.4	0.1
Unrated(1)(2)	2,458.9	2,582.5	15.8	2,125.8	2,186.0	13.4

Total	15,419.9	16,295.3	100.0	16,043.4	16,315.4	100.0

(1)
Comprised primarily of the fair value of the company's investments in Atlas Corp. of $575.9 (December 31, 2019 – $483.4), Blackberry Limited of $438.6 (December 31, 2019 – $442.1) and Chorus Aviation Inc. of $153.0 (December 31, 2019 – $155.8).

(2)
Includes the company's investments in mortgage loans at December 31, 2020 of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada.

At December 31, 2020, 80.3% (December 31, 2019 – 85.3%) of the fixed income portfolio's carrying value was rated investment grade or better, with 27.0% (December 31, 2019 – 47.2%) rated AA or better (primarily consisting of government bonds). The decrease in the fair value of bonds rated AAA/Aaa primarily reflected net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $2,521.5 and $626.0. The increase in the fair value of bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality corporate bonds of $875.3 and $1,601.4, partially offset by net sales of Indian government bonds rated BBB/Baa of $479.6. The increase in the fair value of bonds rated BB/Ba was primarily due to net purchases of corporate bonds of $242.6. The increase in the fair value of unrated bonds was primarily due to net purchases of unrated corporate bonds and mortgage loans of $839.1, partially offset by the deconsolidation of Fairfax Africa's bond holdings (note 23).

At December 31, 2020 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,474.4 (December 31, 2019 – $3,201.5), which represented approximately 8.0% (December 31, 2019 – 8.2%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2020 was the company's investment in Atlas Corp. of $575.9 (December 31, 2019 – $483.4), which represented approximately 1.3% (December 31, 2019 – 1.2%) of the total investment portfolio.

Counterparties to derivative contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:

	December 31, 2020	December 31, 2019
Total derivative assets(1)	222.4	85.2
Obligations that may be offset under net settlement arrangements	(32.0)	(19.2)
Fair value of collateral deposited for the benefit of the company(2)	(124.3)	(14.2)
Excess collateral pledged by the company in favour of counterparties	11.7	1.9
Initial margin not held in segregated third party custodian accounts	5.6	–

Net derivative counterparty exposure after net settlement and collateral arrangements	83.4	53.7

(1)
Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.

(2)
Excludes excess collateral pledged by counterparties of $5.0 at December 31, 2020 (December 31, 2019 – $1.9).

Collateral deposited for the benefit of the company at December 31, 2020 consisted of cash of $116.4 and government securities of $12.9 (December 31, 2019 – $5.3 and $10.8). The company had not exercised its right to sell or repledge collateral at December 31, 2020.

Recoverable from reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2020 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business, with particular focus during 2020 on the actions of its reinsurers in response to the economic effects of COVID-19, which did not result in any impairments. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security staff conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for uncollectible reinsurance provisions for the group. The reinsurance security staff also collect and maintain individual operating company and group reinsurance exposures across the company. Most of the reinsurance balances for reinsurers rated B++ or lower were inherited by the company on acquisition of a subsidiary. The company's single largest recoverable from reinsurer (Munich Reinsurance Company) represented 8.0% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2020 (December 31, 2019 – 6.4%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from its reinsurers increased at December 31, 2020 compared to December 31, 2019, primarily reflecting increased business volumes (principally at Allied World and Odyssey Group), reinsurers' share of COVID-19 losses (primarily at Brit and Bryte) and amounts ceded to European Run-off by Group Re and Brit, which are included in recoverable from reinsurers at December 31, 2020 as a result of the deconsolidation of European Run-off compared with December 31, 2019, when those balances were intercompany and eliminated on consolidation. Changes that occurred in the provision for uncollectible reinsurance during the year are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.

	December 31, 2020			December 31, 2019
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	473.9	27.5	446.4	357.1	28.8	328.3
A+	5,244.2	361.5	4,882.7	5,005.9	351.9	4,654.0
A	3,072.9	97.6	2,975.3	2,567.7	106.0	2,461.7
A-	359.1	29.9	329.2	217.7	9.7	208.0
B++	55.9	5.2	50.7	18.1	1.2	16.9
B+	2.6	–	2.6	3.9	0.4	3.5
B or lower	16.0	0.4	15.6	11.0	1.4	9.6
Not rated	1,101.8	726.9	374.9	941.1	524.3	416.8
Pools and associations	362.4	7.0	355.4	194.8	6.5	188.3

	10,688.8	1,256.0	9,432.8	9,317.3	1,030.2	8,287.1
Provision for uncollectible reinsurance	(155.6)		(155.6)	(161.5)		(161.5)

Recoverable from reinsurers	10,533.2		9,277.2	9,155.8		8,125.6

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company's cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

Holding Company

The holding company's known significant commitments for 2021 consist of payment of a common share dividend of $272.1 ($10.00 per common share, paid in January 2021), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2020 of $1,229.4 provides adequate liquidity to meet the holding company's known commitments in 2021. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. In the first quarter of 2021 the holding company expects to receive proceeds of approximately $730 from the sale of its 60.0% joint venture interest in RiverStone Barbados to CVC (note 23). To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility as described in note 15. At December 31, 2020 there was $700.0 borrowed on the company's credit facility.

The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2020 the holding company received net cash of $222.8 (2019 – paid net cash of $17.0) in connection with long equity total return swap derivative contracts (excluding the impact of collateral requirements).

Subsequent to December 31, 2020, the company completed offerings of $671.6 (Cdn$850.0) and $600.0 principal amounts of unsecured senior notes due 2031 and made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021. The company also announced redemptions of its unsecured senior notes due 2022 and 2023 with principal amounts of $350.1 (Cdn$446.0) and $314.0 (Cdn$400.0). See note 15 for details.

Insurance and reinsurance subsidiaries

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2020 portfolio investments, net of derivative obligations, was $41.9 billion (December 31, 2019 – $38.0 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2020 these asset classes represented approximately 11.3% (December 31, 2019 – 12.5%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of $1,095.5 at December 31, 2020 (Fairfax India and Fairfax Africa at December 31, 2019 – $1,415.3).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2020 the insurance and reinsurance subsidiaries paid net cash of $628.6 (2019 – received net cash of $30.7) in connection with long and short equity total return swap derivative contracts (excluding the impact of collateral requirements).

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2021 of $1,309.2, primarily related to AGT's senior notes and credit facilities, Fairfax India's secured term loan, and the maturity of certain convertible debentures. Subsequent to December 31, 2020, AGT extended the maturity on its senior credit facility of Cdn$525.0 to January 24, 2022, and Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes on February 26, 2021 and used the net proceeds to repay $500.0 principal amount of its floating rate term loan. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Maturity profile of the company's consolidated financial liabilities

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2020
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,464.8	816.6	854.5	454.3	675.3	4,265.5
Insurance contract payables(2)	775.6	1,493.0	205.6	13.5	13.5	2,501.2
Provision for losses and loss adjustment expenses	2,880.5	6,111.7	9,577.5	4,753.5	7,486.1	30,809.3
Borrowings – holding company and insurance and reinsurance companies:
Principal	50.1	892.7	664.7	1,142.9	3,887.8	6,638.2
Interest	54.6	204.2	479.0	411.5	554.1	1,703.4
Borrowings – non-insurance companies:
Principal	547.6	761.6	269.5	344.0	288.1	2,210.8
Interest	27.2	43.3	76.5	40.7	103.4	291.1

	5,800.4	10,323.1	12,127.3	7,160.4	13,008.3	48,419.5

	December 31, 2019
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,321.1	799.9	798.1	426.0	853.2	4,198.3
Insurance contract payables(2)	717.2	1,294.8	133.2	9.6	63.0	2,217.8
Provision for losses and loss adjustment expenses	2,475.6	5,325.9	8,490.8	4,619.5	7,588.4	28,500.2
Borrowings – holding company and insurance and reinsurance companies:
Principal	–	140.0	433.9	676.0	3,926.9	5,176.8
Interest	53.1	180.5	456.4	391.1	648.0	1,729.1
Borrowings – non-insurance companies:
Principal	533.4	771.5	392.7	114.8	271.8	2,084.2
Interest	59.9	45.4	60.4	38.4	113.9	318.0

	5,160.3	8,558.0	10,765.5	6,275.4	13,465.2	44,224.4

(1)
Excludes pension and post retirement liabilities (note 21), deferred gift card, hospitality and other revenue, accrued interest expense and other. The maturity profile of lease liabilities included in the table above is described in note 22.

(2)
Excludes ceded deferred premium acquisition costs.

The timing of claims payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

The following table provides a maturity profile of the company's derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2020				December 31, 2019
	3 months or less	3 months to 1 year	More than 1 year	Total	3 months or less	3 months to 1 year	More than 1 year	Total
Equity total return swaps – short positions	–	–	–	–	58.0	26.6	–	84.6
Equity total return swaps – long positions	8.3	9.7	–	18.0	–	3.0	–	3.0
U.S. treasury bond forward contracts	–	–	–	–	1.7	–	–	1.7
Foreign currency forward and swap contracts	74.3	16.1	45.6	136.0	59.3	1.9	53.3	114.5
Other derivative contracts	25.8	9.5	0.1	35.4	1.6	0.4	0.1	2.1

	108.4	35.3	45.7	189.4	120.6	31.9	53.4	205.9

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2020 the company's investment portfolio included fixed income securities with an aggregate fair value of approximately $16.3 billion (December 31, 2019 – $16.3 billion) that is subject to interest rate risk.

The company's exposure to interest rate risk increased during 2020 primarily due to economic disruption caused by the COVID-19 pandemic and also due to net purchases of short to mid-dated high quality corporate bonds of $2,071.9, partially offset by decreased bond holdings, primarily reflecting net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for proceeds of $2,521.5 and $626.0, and net sales of India government bonds for net proceeds of $479.6. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2020 compared to December 31, 2019.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2020			December 31, 2019
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	15,540.5	(624.5)	(4.6)	15,752.1	(463.3)	(3.5)
100 basis point increase	15,889.8	(335.2)	(2.5)	16,018.9	(243.6)	(1.8)
No change	16,295.3	–	–	16,315.4	–	–
100 basis point decrease	16,790.2	410.0	3.0	16,712.8	326.8	2.4
200 basis point decrease	17,348.4	871.6	6.5	17,162.3	695.8	5.2
(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair values or future cash flows of the company's equity and equity-related holdings. The company's exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2020 compared to December 31, 2019 as shown in the table below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2020 and 2019 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at

December 31, 2020 of $5,609.8 (December 31, 2019 – $6,494.4) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2020		December 31, 2019		Year ended December 31, 2020	Year ended December 31, 2019
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	4,939.7	4,939.7	4,604.2	4,604.2	24.7	915.9
Preferred stocks – convertible(2)	27.9	27.9	20.7	20.7	4.4	0.9
Bonds – convertible	461.3	461.3	667.6	667.6	143.4	1.4
Investments in associates(2)(3)(4)	5,609.8	5,134.9	6,494.4	5,492.3	8.6	0.7
Deconsolidation of non-insurance subsidiaries(5)(6)	–	–	–	–	(61.5)	171.3
Derivatives and other invested assets:
Equity total return swaps – long positions	1,788.3	126.3	406.3	8.1	325.6	20.5
Equity warrant forward contracts(7)	–	–	–	–	–	45.4
Equity warrants and options(7)	132.8	132.8	200.3	200.3	(56.3)	123.9
Other	–	–	–	–	(17.0)	–

Total equity and equity related holdings	12,959.8	10,822.9	12,393.5	10,993.2	371.9	1,280.0

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	–	–	(369.8)	(84.6)	(528.6)	(45.0)
Other	–	–	–	–	–	(12.8)

	–	–	(369.8)	(84.6)	(528.6)	(57.8)

Net equity exposures and financial effects	12,959.8		12,023.7		(156.7)	1,222.2

(1)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(2)
Excludes the company's insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(3)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 as described in note 6.

(4)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.

(5)
On December 8, 2020 Fairfax Africa was deconsolidated pursuant to the transaction described in note 23.

(6)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(7)
Includes the Atlas (formerly Seaspan) warrants and forward contracts.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2020 and 2019. The analysis assumes variations of 10% and 20% (December 31, 2019 – 5% and 10%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2020
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	8,799.0	8,074.2	7,350.0	6,627.5	5,897.4
Hypothetical $ change in net earnings	1,227.5	613.3	–	(611.6)	(1,228.8)
Hypothetical % change in fair value	19.7	9.9	–	(9.8)	(19.8)

	December 31, 2019
Change in global equity markets	10% increase	5% increase	No change	5% decrease	10% decrease
Fair value of equity and equity-related holdings	6,048.3	5,788.2	5,529.3	5,271.8	5,015.7
Hypothetical $ change in net earnings	433.9	216.4	–	(215.1)	(428.8)
Hypothetical % change in fair value	9.4	4.7	–	(4.7)	(9.3)

The change in fair value of non-insurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon disposition of the associate. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as they are considered long term strategic holdings.

At December 31, 2020 the company's ten largest holdings within common stocks, long equity total return swaps and non-insurance investments in associates totaled $4,981.5 or 11.5% of the total investment portfolio (December 31, 2019 – $5,136.2 or 13.2%), of which the largest single holding was the company's investment in Eurobank of $1,166.3 (note 6) or 2.7% of the total investment portfolio (December 31, 2019 – $1,164.4 or 3.0%).

Risk of decreasing price levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2020 these contracts have a remaining weighted average life of 2.7 years (December 31, 2019 – 2.8 years), a notional amount of $74.9 billion (December 31, 2019 – $99.8 billion) and a fair value of $2.8 (December 31, 2019 – $6.7). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract. During 2020 the company recorded net losses of $13.9 (2019 – $12.3) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with a notional amount of $27.2 billion (2019 – $1.8 billion) matured.

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2020 compared to December 31, 2019.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

At December 31, 2020 the company has designated the carrying value of Cdn$2,796.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,397.6 (December 31, 2019 – principal amount of Cdn$2,796.0 with a fair value of $2,270.0) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2020 the company recognized pre-tax losses of $38.0 (2019 – $105.6) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Subsequent to December 31, 2020, on March 1, 2021 the company issued Cdn$850.0 principal amount of unsecured senior notes due March 3, 2031 and will use the net proceeds from the issuance for the redemptions of its Cdn$446.0 principal amount of unsecured senior notes due October 14, 2022 and its Cdn$400.0 principal amount of unsecured senior notes due March 22, 2023. Contemporaneously with the redemptions, the company will designate the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 15 for details.

At December 31, 2020 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $1,023.9 (December 31, 2019 – principal amount of €277.0 with a fair value of $336.2) as a hedge of its net investment in European operations with a euro functional currency. The increase in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2020 was due to the classification of Eurobank as an investment in associate (notes 3 and 6) which increased the company's net investment in European operations with a euro functional currency. During 2020 the company recognized pre-tax losses of $75.8 (2019 – $35.3) related to exchange rate movements on the euro denominated unsecured senior notes in losses on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effects included in net gains (losses) on investments in the company's consolidated statements of earnings for the years ended December 31 were as follows:

	2020	2019
Net gains (losses) on investments:
Investing activities	105.4	(68.0)
Underwriting activities	(16.8)	5.6
Foreign currency contracts	(33.0)	(1.3)

Foreign currency net gains (losses)	55.6	(63.7)

Foreign currency net gains on investing activities during 2020 primarily reflected strengthening of the euro and Canadian dollar relative to the U.S. dollar. Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies.

The table below shows the approximate effect of a 10% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2020 with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Pre-tax earnings (loss)	(25.6)	18.3	(35.2)	59.0	58.3	(5.1)	(47.3)	(110.1)	45.0	(57.7)	(4.8)	(95.6)
Net earnings (loss)	(25.1)	14.0	(26.5)	44.2	48.8	(2.0)	(45.9)	(95.3)	36.0	(38.1)	(12.7)	(77.2)
Pre-tax other comprehensive income (loss)	(112.1)	(110.0)	(17.4)	(86.1)	(56.4)	(125.5)	(247.7)	(275.4)	(108.6)	(123.3)	(542.2)	(720.3)
Other comprehensive income (loss)	(115.5)	(113.2)	13.7	(55.6)	(55.6)	(124.7)	(229.2)	(254.2)	(109.1)	(118.0)	(495.7)	(665.7)

The hypothetical impact in 2020 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Primarily related to net assets at Allied World, Corporate and Other, Zenith National, Insurance and Reinsurance – Other (primarily at Wentworth), Run-off, Brit and Crum & Forster, partially offset by net liabilities at Odyssey Group. A net asset exposure at December 31, 2020 compared to a net liability exposure at December 31, 2019 primarily reflected increases in net assets at Allied World and Crum & Forster (principally related to portfolio investments), a decrease in net liability exposure at Odyssey Group (primarily related to its U.S. operations and Newline branch) and the impact of the deconsolidation of European Run-off.

  Euro:    Primarily related to net assets at Corporate and Other, non-insurance companies, Crum & Forster, Odyssey Group and Allied World. A net asset exposure at December 31, 2020 compared to a net liability exposure at December 31, 2019 primarily reflected Corporate and Other designating the entire carrying value of €750.0 principal amount of its euro borrowings as a hedge of its net investment in European operations during 2020, a net asset exposure at Odyssey Group compared to a net liability exposure (primarily related to its European branch), the impact of the deconsolidation of European Run-off and increased portfolio investments at Brit.

  British pound sterling:    Primarily related to net liabilities at Brit, Odyssey Group and Allied World. A net liability exposure at December 31, 2020 compared to a net asset exposure at December 31, 2019 primarily related to foreign exchange contracts used as an economic hedge at Brit and Odyssey Group.

  Indian rupee:    Primarily related to the company's investment in compulsory convertible preferred shares of Digit held at Fairfax Asia. The net asset exposure at December 31, 2020 compared to December 31, 2019 decreased primarily reflecting decreased portfolio investment exposure at Odyssey Group, Northbridge and Corporate and Other, principally related to net sales of India government bonds.

  All other currencies:    Primarily related to U.S. dollar, Egyptian pound and Australian dollar net assets at entities where the functional currency is other than those currencies (primarily at Odyssey Group's Paris branch and Newline syndicate and Allied World, reflecting changes in operational exposure) and net liabilities at Fairfax India (primarily U.S. dollar borrowings). The change in net exposure in all other currencies primarily reflected increased exposure to the U.S. dollar (principally at Odyssey Group's various branches and the impact of the deconsolidation of European Run-off), decreased exposure to the Egyptian pound and Kuwaiti dinar (principally as a result of the deconsolidation of European Run-off), partially offset by increased net asset exposure to the Australian dollar (primarily at Odyssey Group and Allied World).

The hypothetical impact in 2020 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company's non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

  Canadian dollar:    Primarily related to net investments in Northbridge and Canadian subsidiaries within the Non-insurance companies reporting segment, partially offset by the impact of Canadian dollar borrowings applied as a hedge of net investment in Canadian subsidiaries.

  Euro:    Primarily related to the company's investments in associates (principally Eurobank, Eurolife and Astarta) and a net investment in Colonnade Insurance, partially offset by Odyssey Group's net investment in its European branch (net liability exposure) and the impact of euro borrowings applied as a hedge of net investment in European operations. The net asset exposure at December 31, 2020 compared to December 31, 2019 decreased primarily reflecting an increase in the carrying value of €750.0 euro denominated borrowings designated as a hedging instrument during 2020, the deconsolidation of European Run-off and increased net liability exposure at Odyssey Group's European branch.

  British pound sterling:    Primarily related to Odyssey Group's net investment in its Newline syndicate. The net asset exposure in British pound sterling decreased during 2020 primarily reflecting the deconsolidation of European Run-off.

  Indian rupee:    Primarily related to net investments in Fairfax India and Thomas Cook India, and the company's investments in associates (principally Quess and Digit). The net asset exposure decreased during 2020 primarily reflecting decreased net investments in Fairfax India and Thomas Cook India, and a non-cash impairment charge on the company's investment in Quess.

  All other currencies:    Primarily related to net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso, Uruguayan peso, Brazilian real), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG Insurance (Indonesian rupiah), Fairfirst Insurance (Sri Lankan rupee), Pacific Insurance (Malaysian ringgit), Fairfax Central and Eastern Europe (Bulgarian lev, Czech koruna, Hungarian forint, Romanian leu and Ukrainian hryvnia) and non-insurance companies (primarily AGT's net investment in its Turkish subsidiary (Turkish lira)), and investments in associates (primarily Vietnamese dong at BIC Insurance).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2020, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $26,341.3 compared to $25,139.8 at December 31, 2019. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Holding company cash and investments (net of derivative obligations)	1,229.4	975.2	1,229.4	975.2

Borrowings – holding company	5,580.6	4,117.3	5,580.6	4,117.3
Borrowings – insurance and reinsurance companies	1,033.4	1,039.6	1,033.4	1,039.6
Borrowings – non-insurance companies	2,200.0	2,075.7	–	–

Total debt	8,814.0	7,232.6	6,614.0	5,156.9

Net debt(1)	7,584.6	6,257.4	5,384.6	4,181.7

Common shareholders' equity	12,521.1	13,042.6	12,521.1	13,042.6
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	3,670.7	3,529.1	1,831.8	1,544.6

Total equity	17,527.3	17,907.2	15,688.4	15,922.7

Net debt/total equity	43.3%	34.9%	34.3%	26.3%
Net debt/net total capital(2)	30.2%	25.9%	25.6%	20.8%
Total debt/total capital(3)	33.5%	28.8%	29.7%	24.5%
Interest coverage(4)	1.6x	6.5x	3.3x (6)	9.8x (6)
Interest and preferred share dividend distribution coverage(5)	1.4x	5.7x	2.7x (6)	7.9x (6)
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") applies a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2020 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level.

In Bermuda, the Bermuda Insurance Act 1978 imposes solvency and liquidity standards on Bermuda insurers and reinsurers. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined by the Bermuda Monetary Authority under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2020 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2020 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2020 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2020.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments that are categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Prices for inter-segment transactions are set at arm's length. Geographic premiums are determined by the domicile of the operating companies and where the primary underlying insurance risk resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

Odyssey Group – A U.S.-based reinsurer that provides a full range of property and casualty products worldwide, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. that principally underwrites specialty coverages. Subsequent to December 31, 2020, on January 1, 2021 Pethealth became a wholly owned subsidiary of Crum & Forster.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd's.

Fairfax  Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (AMAG Insurance) and Sri Lanka (Fairfirst Insurance). Fairfax Asia also includes the company's equity accounted interests in Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (41.2%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance, Fairfax Latin America and Fairfax Central and Eastern Europe ("Fairfax CEE"). Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Argentina, Chile, Colombia and Uruguay. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine which comprises ARX Insurance (acquired February 14, 2019) and Universalna (acquired November 6, 2019), both property and casualty insurers in Ukraine.

Run-off

This reporting segment is comprised of U.S. Run-off, which includes TIG Insurance Company. European Run-off, which principally consisted of RiverStone (UK), Advent, Syndicate 3500 at Lloyd's (managed by RiverStone Managing Agency Limited) and TIG Insurance (Barbados) Limited, was classified as held for sale at December 31, 2019 and deconsolidated on March 31, 2020 as described in note 23.

Non-insurance companies

This reporting segment is comprised as follows:

Restaurants and retail – Comprised of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

Fairfax India – Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight.

Thomas Cook India – Comprised of Thomas Cook India and its subsidiary Sterling Resorts.

Other – Comprised primarily of AGT (acquired on April 17, 2019), Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital, Boat Rocker, Pethealth, Rouge Media, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020) and Grivalia Properties (deconsolidated on May 17, 2019). Subsequent to December 31, 2020, on January 1, 2021 Pethealth became a wholly owned subsidiary of Crum & Forster, and the company sold substantially all of its interest in Rouge Media as described in note 29.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2020

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)		Corporate and Other		Consolidated
Gross premiums written
External	1,727.5	4,306.3	3,082.4	661.7	2,407.6	4,633.8	421.2	1,738.6	18,979.1	146.8	–	–	–	19,125.9
Intercompany	7.7	140.4	27.0	–	16.8	46.9	3.5	135.4	377.7	–	–	–	(377.7)	–

	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	–	–	(377.7)	19,125.9

Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	–	–	–	14,864.5

Net premiums earned
External	1,435.1	3,555.8	2,462.7	646.6	1,710.4	2,788.4	229.2	1,030.8	13,859.0	129.7	–	–	–	13,988.7
Intercompany	(11.0)	30.8	(36.5)	(2.8)	0.3	(65.8)	(7.5)	94.1	1.6	(1.6)	–	–	–	–

	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	–	–	–	13,988.7
Underwriting expenses(2)	(1,315.3)	(3,396.7)	(2,366.1)	(591.9)	(1,951.0)	(2,596.6)	(214.6)	(1,119.4)	(13,551.6)	(336.2)	–	–	–	(13,887.8)

Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	–	–	–	100.9

Interest income	59.6	173.6	91.9	24.3	67.1	136.5	14.1	52.6	619.7	28.5	20.5	57.1	(9.3)	716.5
Dividends	7.9	8.6	2.2	1.8	3.4	20.3	7.1	3.7	55.0	4.9	17.2	0.7	–	77.8
Investment expenses	(11.3)	(31.0)	(14.5)	(7.1)	(12.3)	(30.1)	(1.2)	(6.6)	(114.1)	(8.7)	9.4	(2.0)	90.3	(25.1)

Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2

Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	–	(112.8)

Other
Revenue	–	–	–	–	–	–	–	–	–	–	4,742.4	–	(22.8)	4,719.6
Expenses	–	–	–	–	–	–	–	–	–	–	(4,868.0)	–	9.1	(4,858.9)

	–	–	–	–	–	–	–	–	–	–	(125.6)	–	(13.7)	(139.3)

Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	–	313.1
Gain (loss) on deconsolidation of insurance subsidiary	–	(30.5)	(25.8)	–	–	–	–	–	(56.3)	(9.0)	–	182.4	–	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	–	(82.6)	(90.3)	(328.2)

Pre-tax income (loss)	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)

Net earnings														37.4

Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)

														37.4

(1)
Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.

(2)
Underwriting expenses for the year ended December 31, 2020 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE – accident year	878.9	2,652.2	1,521.7	401.8	1,301.8	1,931.2	148.3	687.6	9,523.5
Commissions	243.8	693.5	415.2	74.1	436.4	253.7	30.8	215.6	2,363.1
Premium acquisition costs and other underwriting expenses	231.8	270.5	434.4	190.1	275.6	416.8	54.0	246.7	2,119.9

Underwriting expenses – accident year	1,354.5	3,616.2	2,371.3	666.0	2,013.8	2,601.7	233.1	1,149.9	14,006.5
Net favourable claims reserve development	(39.2)	(219.5)	(5.2)	(74.1)	(62.8)	(5.1)	(18.5)	(30.5)	(454.9)

Underwriting expenses – calendar year	1,315.3	3,396.7	2,366.1	591.9	1,951.0	2,596.6	214.6	1,119.4	13,551.6

2019

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off		Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,513.6	3,742.8	2,805.0	732.7	2,245.4	3,809.3	439.3	1,616.7	16,904.8	606.4	–	–	–	17,511.2
Intercompany	7.9	73.2	22.8	–	48.1	51.0	(1.0)	94.2	296.2	3.2	–	–	(299.4)	–

	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned
External	1,247.3	3,162.2	2,234.4	737.3	1,608.1	2,345.9	228.2	981.3	12,544.7	685.0	–	–	–	13,229.7
Intercompany	(7.0)	17.0	(40.6)	(2.3)	33.8	(10.5)	(13.0)	65.5	42.9	(42.9)	–	–	–	–

	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7
Underwriting expenses(1)	(1,193.6)	(3,089.3)	(2,142.0)	(626.2)	(1,590.8)	(2,277.7)	(208.8)	(1,064.7)	(12,193.1)	(906.3)	–	–	–	(13,099.4)

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3

Interest income	65.9	189.5	93.6	36.7	82.0	165.6	16.9	66.8	717.0	60.5	24.5	33.7	(9.4)	826.3
Dividends	10.4	17.5	7.0	4.0	3.0	16.7	8.6	3.6	70.8	9.5	11.8	1.6	–	93.7
Investment expenses	(11.3)	(31.1)	(14.7)	(7.6)	(11.5)	(33.4)	(7.8)	(13.4)	(130.8)	(14.2)	(89.0)	(2.4)	196.6	(39.8)

Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6

Other
Revenue	–	–	–	–	–	–	–	–	–	–	5,537.1	–	–	5,537.1
Expenses	–	–	–	–	–	–	–	–	–	–	(5,441.6)	–	8.4	(5,433.2)

	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(2.4)	198.0	195.6	1,284.0
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Loss on repurchase of borrowings	–	–	–	–	–	–	–	–	–	–	–	(23.7)	–	(23.7)
Interest expense	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	49.1	(196.6)	(271.8)

Pre-tax income (loss)	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

(1)
Underwriting expenses for the year ended December 31, 2019 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE – accident year	851.9	2,383.6	1,387.4	423.4	961.0	1,585.8	151.3	678.8	8,423.2
Commissions	204.1	629.9	350.8	80.1	444.6	256.2	29.1	187.5	2,182.3
Premium acquisition costs and other underwriting expenses	204.7	305.4	410.0	204.8	231.7	403.7	56.7	250.4	2,067.4

Underwriting expenses – accident year	1,260.7	3,318.9	2,148.2	708.3	1,637.3	2,245.7	237.1	1,116.7	12,672.9
Net (favourable) adverse claims reserve development	(67.1)	(229.6)	(6.2)	(82.1)	(46.5)	32.0	(28.3)	(52.0)	(479.8)

Underwriting expenses – calendar year	1,193.6	3,089.3	2,142.0	626.2	1,590.8	2,277.7	208.8	1,064.7	12,193.1

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment were as follows:

	Investments in associates				Additions to goodwill		Segment assets			Segment liabilities
	2020		2019		2020	2019	2020	2019		2020	2019
Insurance and Reinsurance
Northbridge	182.1		198.6		–	–	5,231.6	4,654.4		3,418.3	3,085.0
Odyssey Group	1,164.9		1,050.5		–	–	15,041.7	13,489.0		10,141.0	8,710.8
Crum & Forster	368.2		394.3		–	0.5	7,596.0	6,803.3		5,448.2	4,995.4
Zenith National	124.5		154.7		–	–	2,472.0	2,504.8		1,539.1	1,527.7
Brit	363.1		358.5		–	45.9	9,040.7	8,106.8		6,826.2	6,329.2
Allied World	537.0		513.2		–	–	16,975.5	15,596.0		12,547.4	11,499.3
Fairfax Asia	149.9		92.1		–	–	1,920.1	2,231.5		794.7	805.1
Other	219.6		255.6		–	3.9	5,097.8	4,520.1		4,021.4	3,442.5

	3,109.3		3,017.5		–	50.3	63,375.4	57,905.9		44,736.3	40,395.0
Run-off	129.3		260.5	(1)	–	3.8	2,601.9	6,372.6	(2)	2,095.9	4,530.2	(2)
Non-insurance companies	1,373.5		1,663.0		182.1	262.1	8,349.0	9,261.1		5,124.2	5,232.5
Corporate and Other and eliminations and adjustments	1,827.5	(3)	1,043.4		–	–	(272.3)	(3,031.1)		4,570.3	2,443.6

Consolidated	6,439.6		5,984.4		182.1	316.2	74,054.0	70,508.5		56,526.7	52,601.3

(1)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $442.9 and a fair value of $504.6 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Eurobank, Atlas (formerly Seaspan Corporation), APR Energy and Resolute.

(2)
Includes European Run-off's assets and liabilities that were included in assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23.

(3)
Includes investment in associate held for sale related to RiverStone Barbados of $729.5 as described in note 23.

Product Line

Net premiums earned by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Insurance and Reinsurance – net premiums earned
Northbridge	626.4	538.0	659.6	581.4	138.1	120.9	1,424.1	1,240.3
Odyssey Group	1,838.9	1,598.8	1,444.0	1,288.2	303.7	292.2	3,586.6	3,179.2
Crum & Forster	364.2	293.8	1,837.5	1,771.6	224.5	128.4	2,426.2	2,193.8
Zenith National	37.5	39.1	605.9	695.9	0.4	–	643.8	735.0
Brit	544.3	494.3	853.0	844.3	313.4	303.3	1,710.7	1,641.9
Allied World	882.6	832.1	1,755.4	1,394.1	84.6	109.2	2,722.6	2,335.4
Fairfax Asia	74.5	74.7	116.4	113.7	30.8	26.8	221.7	215.2
Other	634.3	601.2	332.1	305.8	158.5	139.8	1,124.9	1,046.8

	5,002.7	4,472.0	7,603.9	6,995.0	1,254.0	1,120.6	13,860.6	12,587.6
Run-off(1)	31.6	103.8	31.5	379.2	65.0	159.1	128.1	642.1

Consolidated net premiums earned	5,034.3	4,575.8	7,635.4	7,374.2	1,319.0	1,279.7	13,988.7	13,229.7
Interest and dividends							769.2	880.2
Share of profit (loss) of associates							(112.8)	169.6
Net gains on investments							313.1	1,716.2
Gain on deconsolidation of insurance subsidiary (note 23)							117.1	–
Other revenue (Non-insurance companies)							4,719.6	5,537.1

Consolidated income							19,794.9	21,532.8

Distribution of net premiums earned	36.0%	34.6%	54.6%	55.7%	9.4%	9.7%	100.0%	100.0%
(1)
Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Insurance and Reinsurance – net premiums earned
Northbridge	1,407.3	1,223.8	16.8	16.5	–	–	–	–	1,424.1	1,240.3
Odyssey Group	101.2	80.8	2,356.3	2,126.5	469.8	377.1	659.3	594.8	3,586.6	3,179.2
Crum & Forster	–	–	2,409.2	2,191.7	0.2	–	16.8	2.1	2,426.2	2,193.8
Zenith National	–	–	643.8	735.0	–	–	–	–	643.8	735.0
Brit	97.7	107.0	1,228.5	1,119.5	45.9	48.9	338.6	366.5	1,710.7	1,641.9
Allied World	52.6	34.7	2,030.5	1,710.2	227.6	239.7	411.9	350.8	2,722.6	2,335.4
Fairfax Asia	–	–	–	–	221.7	215.2	–	–	221.7	215.2
Other	0.1	–	54.8	31.1	139.6	111.1	930.4	904.6	1,124.9	1,046.8

	1,658.9	1,446.3	8,739.9	7,930.5	1,104.8	992.0	2,357.0	2,218.8	13,860.6	12,587.6
Run-off(3)	0.1	5.8	1.1	29.8	–	0.5	126.9	606.0	128.1	642.1

Consolidated net premiums earned	1,659.0	1,452.1	8,741.0	7,960.3	1,104.8	992.5	2,483.9	2,824.8	13,988.7	13,229.7
Interest and dividends									769.2	880.2
Share of profit (loss) of associates									(112.8)	169.6
Net gains on investments									313.1	1,716.2
Gain on deconsolidation of insurance subsidiary (note 23)									117.1	–
Other revenue (Non-insurance companies)									4,719.6	5,537.1

Consolidated income									19,794.9	21,532.8

Distribution of net premiums earned	11.9%	11.0%	62.4%	60.1%	7.9%	7.5%	17.8%	21.4%	100.0%	100.0%
(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

(3)
Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.

Non-insurance companies

Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:

	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	1,734.2	2,120.6	312.8	410.7	225.2	1,087.4	2,470.2	1,918.4	4,742.4	5,537.1
Expenses	(1,811.1)	(2,049.5)	(305.9)	(401.8)	(288.3)	(1,081.3)	(2,462.7)	(1,909.0)	(4,868.0)	(5,441.6)

Pre-tax income (loss) before interest expense and other(3)	(76.9)	71.1	6.9	8.9	(63.1)	6.1	7.5	9.4	(125.6)	95.5
Interest and dividends	6.1	8.3	28.9	(74.5)	–	–	12.1	13.5	47.1	(52.7)
Share of profit (loss) of associates	1.3	–	(24.8)	179.2	(3.4)	(182.8)	(73.3)	(41.6)	(100.2)	(45.2)

Operating income (loss)	(69.5)	79.4	11.0	113.6	(66.5)	(176.7)	(53.7)	(18.7)	(178.7)	(2.4)
Net gains (losses) on investments	(6.6)	9.2	(12.4)	54.7	4.0	4.2	(50.6)	4.5	(65.6)	72.6

Pre-tax income (loss) before interest expense	(76.1)	88.6	(1.4)	168.3	(62.5)	(172.5)	(104.3)	(14.2)	(244.3)	70.2

(1)
These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(2)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(3)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

Segmented Balance Sheet

The company's segmented balance sheets as at December 31, 2020 and 2019 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes. where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	December 31, 2020					December 31, 2019
	Insurance and reinsurance companies	Run-off	Non- insurance companies	Corporate and eliminations(6)	Consolidated	Insurance and reinsurance companies	Run-off	Non- insurance companies	Corporate and eliminations(6)	Consolidated
Assets
Holding company cash and investments	598.1	–	–	654.1	1,252.2	685.3	–	–	290.2	975.5
Insurance contract receivables	6,052.5	8.4	–	(244.8)	5,816.1	5,588.0	4.1	–	(157.1)	5,435.0
Portfolio investments(1)(2)	37,947.8	1,592.4	1,810.3	758.1	42,108.6	33,918.5	1,906.3	2,730.7	(320.5)	38,235.0
Assets held for sale(3)	–	–	–	–	–	–	3,386.6	–	(601.0)	2,785.6
Deferred premium acquisition costs	1,574.4	–	–	(30.7)	1,543.7	1,364.7	–	–	(20.4)	1,344.3
Recoverable from reinsurers	11,254.2	453.7	–	(1,174.7)	10,533.2	9,839.0	494.8	–	(1,178.0)	9,155.8
Deferred income tax assets	460.0	0.1	64.5	189.3	713.9	526.0	6.3	50.6	(207.0)	375.9
Goodwill and intangible assets	3,586.2	41.1	2,601.8	–	6,229.1	3,714.5	43.5	2,435.3	0.8	6,194.1
Due from affiliates	222.6	357.7	3.8	(584.1)	–	573.2	356.1	0.6	(929.9)	–
Other assets	1,526.4	119.2	3,868.6	343.0	5,857.2	1,465.6	112.5	4,043.9	385.3	6,007.3
Investments in affiliates(4)	153.2	29.3	–	(182.5)	–	231.1	62.4	–	(293.5)	–

Total assets	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

Liabilities
Accounts payable and accrued liabilities	1,843.3	59.9	2,566.4	526.5	4,996.1	1,785.4	75.4	2,734.1	219.2	4,814.1
Derivative obligations	114.9	1.1	50.0	23.4	189.4	145.4	4.8	55.4	0.3	205.9
Due to affiliates	8.3	–	117.6	(125.9)	–	14.7	–	145.1	(159.8)	–
Liabilities associated with assets held for sale(3)	–	–	–	–	–	–	2,203.7	–	(168.6)	2,035.1
Deferred income tax liabilities	152.7	–	197.7	6.0	356.4	133.3	–	229.5	(362.8)	–
Insurance contract payables	3,224.2	11.6	–	(271.8)	2,964.0	2,731.9	14.1	–	(155.0)	2,591.0
Provision for losses and loss adjustment expenses(5)	29,809.4	2,023.3	–	(1,023.4)	30,809.3	27,226.8	2,232.2	–	(958.8)	28,500.2
Provision for unearned premiums(5)	8,550.1	–	–	(152.6)	8,397.5	7,317.9	–	–	(95.5)	7,222.4
Borrowings	1,033.4	–	2,192.5	5,588.1	8,814.0	1,039.6	–	2,068.4	4,124.6	7,232.6

Total liabilities	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7	40,395.0	4,530.2	5,232.5	2,443.6	52,601.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	17,117.4	506.0	1,385.9	(5,152.7)	13,856.6	15,991.1	1,842.4	2,044.1	(5,499.5)	14,378.1
Non-controlling interests	1,521.7	–	1,838.9	310.1	3,670.7	1,519.8	–	1,984.5	24.8	3,529.1

Total equity	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3	17,510.9	1,842.4	4,028.6	(5,474.7)	17,907.2

Total liabilities and total equity	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Includes investment in associate held for sale of at December 31, 2020 of $729.5 (December 31, 2019 – nil). See note 6 and note 23.

(3)
At December 31, 2019 the effects of intercompany reinsurance with Wentworth, which decreased assets held for sale by $352.5 and liabilities associated with assets held for sale by $357.7, were adjusted in the Run-off reporting segment. See note 23.

(4)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(5)
Included in insurance contract liabilities on the consolidated balance sheet.

(6)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2020			2019
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Losses and loss adjustment expenses	8,954.5	–	8,954.5	8,401.5	–	8,401.5
Cost of sales	–	2,997.6	2,997.6	–	3,474.1	3,474.1
Wages and salaries	1,359.1	632.4	1,991.5	1,263.2	801.4	2,064.6
Depreciation, amortization and impairment charges(2)	234.6	517.5	752.1	253.8	397.0	650.8
Employee benefits	293.0	105.2	398.2	326.7	121.8	448.5
Premium taxes	240.3	–	240.3	223.9	–	223.9
Information technology costs	194.4	33.0	227.4	163.1	29.9	193.0
Audit, legal and tax professional fees	141.0	64.0	205.0	137.0	52.3	189.3
Share-based payments to directors and employees	103.6	5.9	109.5	89.1	13.4	102.5
Shipping and delivery	1.2	107.5	108.7	1.5	69.6	71.1
Marketing costs	27.6	67.5	95.1	30.8	108.5	139.3
Repairs and maintenance	4.8	61.4	66.2	4.8	63.8	68.6
Utilities	7.9	48.6	56.5	7.7	46.2	53.9
Short-term, low value and other lease costs(3)	15.7	30.8	46.5	17.5	60.5	78.0
Travel and entertainment	19.6	23.0	42.6	57.5	34.2	91.7
Loss on repurchase of borrowings (note 15)	–	–	–	–	23.7	23.7
Administrative expense and other	263.7	164.5	428.2	186.3	160.5	346.8

Losses on claims, net, operating expenses and other expenses(4)(5)	11,861.0	4,858.9	16,719.9	11,164.4	5,456.9	16,621.3
Commissions, net (note 9)(6)	2,355.0	–	2,355.0	2,206.8	–	2,206.8
Interest expense (note 15)(6)	305.3	170.6	475.9	288.1	183.9	472.0

	14,521.3	5,029.5	19,550.8	13,659.3	5,640.8	19,300.1

(1)
Includes the Run-off reporting segment and Corporate and Other.

(2)
Includes non-cash impairment charges on right-of-use assets of $18.2 (2019 – $0.9) and finance lease receivables of $11.1 (2019 – nil) principally related to COVID-19 in the non-insurance companies reporting segment.

(3)
Includes the benefit of COVID-19 lease concessions of $14.9, primarily in the non-insurance companies reporting segment.

(4)
Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.

(5)
Expenses of the non-insurance companies, excluding commissions, net and interest expense, and loss on repurchase of borrowings of the holding company, are included in other expenses in the consolidated statement of earnings.

(6)
Presented as separate lines in the consolidated statement of earnings.

During 2020 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $123.8 (2019 – nil) as a reduction of other expenses in the consolidated statement of earnings.

27.  Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.9	192.3	274.2	5.8	–	5.8	87.7	192.3	280.0
Subsidiary cash and short term investments	2,736.0	1,398.6	4,134.6	349.4	402.5	751.9	3,085.4	1,801.1	4,886.5
Fairfax India	36.0	22.3	58.3	31.9	–	31.9	67.9	22.3	90.2

	2,853.9	1,613.2	4,467.1	387.1	402.5	789.6	3,241.0	2,015.7	5,256.7

	December 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	98.8	84.5	183.3	0.6	–	0.6	99.4	84.5	183.9
Subsidiary cash and short term investments	1,934.7	1,355.0	3,289.7	469.4	195.4	664.8	2,404.1	1,550.4	3,954.5
Fairfax India	67.0	19.1	86.1	18.6	–	18.6	85.6	19.1	104.7
Fairfax Africa	77.9	0.8	78.7	7.5	–	7.5	85.4	0.8	86.2
Assets held for sale (note 23)	160.5	65.0	225.5	54.0	4.2	58.2	214.5	69.2	283.7

	2,338.9	1,524.4	3,863.3	550.1	199.6	749.7	2,889.0	1,724.0	4,613.0

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2020	2019
Net (purchases) sales of securities classified at FVTPL
Short term investments	(2,138.1)	(4,646.5)
Bonds	287.2	3,618.7
Preferred stocks	(24.5)	(52.4)
Common stocks	18.4	898.3
Net Derivatives	(479.2)	(184.8)

	(2,336.2)	(366.7)

Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	(187.8)	(170.3)
Provision for losses and loss adjustment expenses	1,884.3	1,171.5
Provision for unearned premiums	1,243.2	893.9
Insurance contract receivables	(496.7)	(383.9)
Insurance contract payables	441.9	616.5
Recoverable from reinsurers	(898.8)	(1,112.3)
Other receivables	104.9	192.4
Accounts payable and accrued liabilities	(45.4)	3.8
Other	(172.4)	(297.0)

	1,873.2	914.6

Net interest and dividends received
Interest and dividends received	789.8	819.2
Interest paid on borrowings	(370.4)	(376.9)
Interest paid on lease liabilities	(62.4)	(60.4)

	357.0	381.9

Net income taxes paid	(63.3)	(178.9)

28.  Related Party Transactions

Management and Director Compensation

Compensation for the company's key management team for the years ended December 31 determined in accordance with the company's IFRS accounting policies was as follows:

	2020	2019
Salaries and other short-term employee benefits	10.9	9.8
Share-based payments	3.5	5.1

	14.4	14.9

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2020	2019
Retainers and fees	1.1	1.1
Share-based payments	0.6	0.2

	1.7	1.3

Fairfax India Senior Notes Offering

Subsequent to December 31, 2020, on February 26, 2021 the company's insurance and reinsurance subsidiaries purchased $58.4 principal amount of Fairfax India's 5.00% unsecured senior notes pursuant to the offering described in note 15.

Fairfax India Performance Fee Receivable

At December 31, 2020 the holding company recorded an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India whereby the company receives a performance fee as the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold. Subsequent to December 31, 2020, on March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of the performance fee receivable.

Acquisition of Atlas Mara from Fairfax Africa

In an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7, pursuant to Fairfax Africa's transaction with Helios Holdings Limited as described in note 23.

Sale of APR Energy plc to Seaspan Corporation

On February 28, 2020 Seaspan Corporation completed a reorganization pursuant to which its newly created holding company acquired all issued and outstanding shares of APR Energy plc from the company and other shareholders as described in note 6.

Eurolife investments in Fairfax consolidated internal investment funds

During 2020 Eurolife invested $93.7 (2019 – $22.1) in a Fairfax consolidated internal investment fund as described in note 6.

CEO acquires additional shares of Fairfax

During 2020 Prem Watsa, the company's Chair and CEO, indirectly acquired 482,600 subordinate voting shares of the company on the open market for an aggregate cost of $148.9, which increased Mr. Watsa's voting power over the company's outstanding shares to 43.6% at December 31, 2020 from 42.5% at December 31, 2019.

29.  Subsidiaries

During 2020 the company acquired Dexterra Group (formerly Horizon North), consolidated Farmers Edge and deconsolidated Fairfax Africa and European Run-off as described in note 23. The company has wholly-owned subsidiaries not presented in the tables below that are intermediate holding companies of investments in subsidiaries and intercompany balances, and that are eliminated on consolidation.

December 31, 2020	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Group Holdings, Inc. (Odyssey Group)	United States
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)(1)	United Kingdom
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	70.9%
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (SouthBridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (SouthBridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (SouthBridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.0%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Run-off
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

December 31, 2020	Domicile	Fairfax's ownership		Primary business
Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	40.2%	(2)	Franchisor, owner and operator of restaurants
Praktiker Hellas Trading Single Member SA (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Toys "R" Us (Canada) Ltd. (Toys "R" Us Canada)	Canada	84.6%		Retailer of toys and baby products
Sporting Life Group Limited, which owns:	Canada	71.4%		Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	71.4%		Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	71.4%		Retailer of golf equipment, apparel and accessories
Kitchen Stuff Plus, Inc. (Kitchen Stuff Plus)	Canada	55.0%		Retailer of housewares and home decor
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Fairfax India
Fairfax India Holdings Corporation (Fairfax India), which owns:	Canada	28.0%	(2)	Invests in public and private Indian businesses
89.5% of National Collateral Management Services Limited (NCML)	India	25.1%		Provider of agricultural commodities storage
48.8% of Fairchem Organics Limited (Fairchem)	India	13.7%		Manufacturer of oleochemicals and neutraceuticals
48.8% of Privi Speciality Chemicals Limited (Privi)	India	13.7%		Manufacturer, supplier and exporter of aroma chemicals
51.0% of Saurashtra Freight Private Limited (Saurashtra Freight)	India	14.3%		Container freight station operator
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	66.9%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	66.9%		Owner and operator of holiday resorts
Other
AGT Food and Ingredients Inc. (AGT)	Canada	58.0%		Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	49.0%		Provider of Infrastructure support services
Boat Rocker Media Inc. (Boat Rocker)	Canada	55.7%	(3)	Entertainment content creator, producer and distributor
Mosaic Capital Corporation (Mosaic Capital)	Canada	–	(4)	Invests in private Canadian businesses
Pethealth Inc. (Pethealth)	Canada	100.0%	(5)	Pet medical insurance and database services
Rouge Media Group Inc. and Rouge Media, Inc. (Rouge Media)	Canada and United States	65.0%	(5)	Media and marketing solutions
Farmers Edge Inc. (Farmers Edge)	Canada	41.1%	(6)	Provider of advanced digital tools for agriculture
(1)
Subsequent to December 31, 2020 the company entered into an agreement to sell an approximate 14% equity interest in Brit to OMERS (note 23).

(2)
The company owns multiple voting shares and subordinate voting shares of Recipe and Fairfax India that give it voting rights of 61.1% and 93.4%.

(3)
The company has voting rights of 59.1% due to Boat Rocker's issuance of non-voting shares to non-controlling interests.

(4)
The company owns Mosaic Capital warrants that represent a substantive potential voting interest of approximately 61%.

(5)
Subsequent to December 31, 2020, on January 1, 2021 Pethealth became a wholly owned subsidiary of Crum & Forster, and the company sold substantially all of its interest in Rouge Media for consideration of approximately $10 and expects to record a nominal gain in the first quarter of 2021.

(6)
The company holds convertible debentures and warrants in Farmers Edge that, together with its holdings of common shares, represents a substantive potential voting interest of approximately 69%. Subsequent to December 31, 2020, on March 3, 2021 Farmers Edge completed an Initial Public Offering ("IPO") of common shares, prior to which the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge, resulting in the company's controlling equity interest in Farmers Edge increasing to approximately 62% on completion of the IPO (prior to any over-allotment option that may be exercised by the underwriters of the IPO).

QuickLinks

  Exhibit 99.2
Consolidated Financial Statements